United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Interim Financial Statements

June 30, 2021

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying consolidated and parent company interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2021, which comprises the parent company and consolidated statements of financial position as of June 30, 2021 and the respective parent company and consolidated income statements and the statements of comprehensive income for the three and six-month periods then ended, the statement of changes in equity for the six-month period then ended, the parent company statement of cash flows for the six-month period then ended and the consolidated statements of cash flows for the three and six-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated and parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated and parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

PricewaterhouseCoopers Auditores Independentes, Rua do Russel 804, Edifício Manchete, 6º e 7º andares, Rio de Janeiro, RJ, Brasil
22210-907, T: (21) 3232-6112, F: (21) 3232-6113, www.pwc.com/br

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the six-month period ended June 30, 2021. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, July 28, 2021

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes	Contador CRC 1RJ081115/O-4

CRC 2SP000160/O-5

Income Statement

In millions of Brazilian reais, except earnings per share data

				Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2021	2020	2021	2020
Net operating revenue	4(c)	87,847	40,434	157,148	71,685
Cost of goods sold and services rendered	5(a)	(30,575)	(22,667)	(55,972)	(41,882)
Gross profit		57,272	17,767	101,176	29,803

Operating expenses
Selling and administrative expenses	5(b)	(709)	(664)	(1,286)	(1,180)
Research and evaluation expenses		(743)	(484)	(1,295)	(913)
Pre-operating and operational stoppage	20	(998)	(1,277)	(1,790)	(2,469)
Brumadinho event	20	(953)	(693)	(1,590)	(1,401)
Other operating expenses, net	5(c)	(435)	(1,282)	(476)	(1,549)
		(3,838)	(4,400)	(6,437)	(7,512)
Impairment and disposals of non-current assets	12 and 15	(2,181)	(2,260)	(3,078)	(2,396)
Operating income		51,253	11,107	91,661	19,895

Financial income	6	454	714	856	1,206
Financial expenses	6	(962)	(3,132)	(8,500)	(5,422)
Other financial items, net	6	2,370	(173)	9,330	(8,861)
Equity results and other results in associates and joint ventures	13 and 21	(2,265)	(2,785)	(2,358)	(3,552)
Income before income taxes		50,850	5,731	90,989	3,266

Income taxes	7(b)
Current tax		(6,272)	(1,741)	(14,542)	(3,334)
Deferred tax		(4,746)	887	(6,426)	5,582
		(11,018)	(854)	(20,968)	2,248

Net income		39,832	4,877	70,021	5,514
Loss attributable to non-controlling interests		(263)	(412)	(638)	(759)
Net income attributable to Vale's stockholders		40,095	5,289	70,659	6,273

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:
Common share (R$)	8	7.86	1.03	13.82	1.22

The accompanying notes are an integral part of these interim financial statements.

Income Statement

In millions of Brazilian reais, except earnings per share data

			Parent company
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net operating revenue	59,461	24,855	105,536	43,648
Cost of goods sold and services rendered	(14,966)	(9,942)	(27,405)	(18,559)
Gross profit	44,495	14,913	78,131	25,089

Operating income (expenses)
Selling and administrative expenses	(382)	(340)	(705)	(600)
Research and evaluation expenses	(315)	(202)	(567)	(380)
Pre-operating and operational stoppage	(579)	(1,001)	(1,327)	(2,161)
Equity results and others results from subsidiaries	9,298	1,682	23,199	(5)
Brumadinho event	(953)	(693)	(1,590)	(1,401)
Other operating expenses, net	(474)	(1,257)	(961)	(1,843)
	6,595	(1,811)	18,049	(6,390)
Impairment and disposals of non-current assets	(115)	(180)	(123)	(138)
Operating income	50,975	12,922	96,057	18,561

Financial income	223	379	316	552
Financial expenses	(743)	(3,086)	(8,185)	(5,413)
Other financial items, net	2,016	(982)	2,668	(6,814)
Equity results and other results in associates and joint ventures	(2,265)	(2,785)	(2,358)	(3,552)
Income before income taxes	50,206	6,448	88,498	3,334

Income taxes
Current tax	(5,777)	(1,350)	(13,266)	(2,415)
Deferred tax	(4,334)	191	(4,573)	5,354
	(10,111)	(1,159)	(17,839)	2,939

Net income attributable to Vale's stockholders	40,095	5,289	70,659	6,273

Earnings per share attributable to Vale's stockholders:
Basic and diluted earnings per share:
Common share (R$)	7.86	1.03	13.82	1.22

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

			Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net income	39,832	4,877	70,021	5,514
Other comprehensive income (loss):
Items that will not be reclassified to the income statement
Retirement benefit obligations (note 24)	130	(1,093)	1,772	(1,046)
Fair value adjustment to investment in equity securities	(486)	220	1,067	(989)
Total items that will not be subsequently reclassified to income statement, net of tax	(356)	(873)	2,839	(2,035)

Items that may be reclassified to the income statement
Translation adjustments	(14,324)	4,395	(4,301)	22,700
Net investments hedge (note 16)	1,072	(632)	221	(3,026)
Net cash flow hedge (note 16)	(194)	(269)	(106)	8
Reclassification of cumulative translation adjustment to net income (note 12)	(2,134)	-	(8,442)	-
Total items that may be reclassified to the income statement, net of tax	(15,580)	3,494	(12,628)	19,682
Total comprehensive income	23,896	7,498	60,232	23,161
Comprehensive income (loss) attributable to non-controlling interests	57	(607)	(796)	(2,250)
Comprehensive income attributable to Vale's stockholders	23,839	8,105	61,028	25,411

			Parent company
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net income	40,095	5,289	70,659	6,273
Other comprehensive income (loss):
Items that will not be reclassified to the income statement
Retirement benefit obligations	(3)	(10)	(10)	(19)
Fair value adjustment to investment in equity securities	(405)	180	874	(822)
Equity results	52	(1,043)	1,975	(1,194)
Total items that will not be reclassified to the income statement, net of tax	(356)	(873)	2,839	(2,035)

Items that may be reclassified to the income statement
Translation adjustments	(14,644)	4,590	(4,143)	24,191
Net investments hedge	1,072	(632)	221	(3,026)
Net cash flow hedge	25	1	25	(30)
Equity results	(219)	(270)	(131)	38
Reclassification of cumulative translation adjustment to net income	(2,134)	-	(8,442)	-
Total items that may be reclassified to the income statement, net of tax	(15,900)	3,689	(12,470)	21,173
Total comprehensive income	23,839	8,105	61,028	25,411

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

			Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Cash flow from operations (a)	48,851	11,219	96,273	20,225
Interest on loans and borrowings paid (note 19)	(715)	(932)	(2,300)	(2,009)
Cash received (paid) on settlement of Derivatives, net (note 16)	306	(598)	(788)	734
Interest on participative stockholders' debentures paid (note 18)	(1,073)	(506)	(1,073)	(506)
Income taxes (including the settlement program)	(6,696)	(2,153)	(13,129)	(3,680)
Net cash provided by operating activities	40,673	7,030	78,983	14,764

Cash flow from investing activities:
Capital expenditures (notes 14 and 15)	(6,032)	(5,201)	(11,573)	(10,200)
Additions to investments (note 13)	-	(1)	(237)	(365)
Acquisition of NLC, net of cash (note 12)	(11,800)	-	(11,800)	-
Cash paid on the disposal of VNC (note 12)	-	-	(3,134)	-
Dividends received from associates and joint ventures (note 13)	230	409	230	409
Short-term investment	2,710	2,434	(1,359)	3,318
Investment fund applications	-	(500)	-	(500)
Other investments activities, net	(916)	(761)	(1,057)	(1,005)
Net cash used in investing activities	(15,808)	(3,620)	(28,930)	(8,343)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 19)	-	-	1,633	24,419
Payments of loans and borrowings from third-parties (note 19)	(1,020)	(628)	(7,933)	(2,306)
Lease payments (note 19)	(259)	(264)	(563)	(482)
Dividends and interest on capital paid to stockholders (note 25)	(11,046)	-	(32,912)	-
Dividends and interest on capital paid to non-controlling interest	(16)	(29)	(31)	(41)
Share buyback program (note 25)	(10,407)	-	(10,407)	-
Net cash provided by (used in) financing activities	(22,748)	(921)	(50,213)	21,590

Increase (decrease) in cash and cash equivalents	2,117	2,489	(160)	28,011
Cash and cash equivalents at the beginning of the period	73,399	61,284	70,086	29,627
Effects of exchange rate changes on cash and cash equivalents	(7,241)	2,560	(1,651)	8,695
Cash and cash equivalents at end of the period	68,275	66,333	68,275	66,333

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	73	69	160	207

Cash flow from operating activities:
Income before income taxes	50,850	5,731	90,989	3,266
Adjusted for:
Provisions related to Brumadinho event (note 20)	-	108	-	108
Equity results and other results in associates and joint ventures (note 13)	2,265	2,785	2,358	3,552
Impairment and disposal of non-current assets	2,181	2,260	3,078	2,396
Depreciation, depletion and amortization	4,477	4,336	8,489	8,012
Financial results, net (note 6)	(1,862)	2,591	(1,686)	13,077
Changes in assets and liabilities:
Accounts receivable	(5,766)	(5,071)	1,952	(2,518)
Inventories	(1,044)	(666)	(1,968)	(1,531)
Suppliers and contractors (i)	1,570	522	118	(2,324)
Provision - Payroll, related charges and other remunerations	443	631	(1,191)	(254)
Payments related to Brumadinho event (note 20) (ii)	(1,624)	(829)	(2,437)	(1,799)
Other assets and liabilities, net	(2,639)	(1,179)	(3,429)	(1,760)
Cash flow from operations (a)	48,851	11,219	96,273	20,225

(i) Includes variable lease payments.

(ii) In addition, the Company has incurred in expenses in the amount of R$953 and R$1,590 for the three and six-month periods ended June 30, 2021, respectively (R$585 and R$1,293 for the three and six-month periods ended June 30, 2020).

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Parent company
	Six-month period ended June 30,
	2021	2020
Cash flow from operations (a)	84,013	16,043
Interest on loans and borrowings paid	(2,747)	(2,733)
Cash paid on settlement of Derivatives, net	(878)	(287)
Interest on participative stockholders' debentures paid	(1,073)	(506)
Income taxes (including the settlement program)	(11,495)	(3,220)
Net cash provided by operating activities	67,820	9,297

Cash flow from investing activities:
Capital expenditures	(6,635)	(5,316)
Additions to investments	(521)	(865)
Proceeds from disposal of assets and investments	9	119
Dividends received from associates and joint ventures	230	412
Short-term investment	559	3,263
Investment fund applications	-	(500)
Other investments activities, net (i)	(10,735)	(4,401)
Net cash used in investing activities	(17,093)	(7,288)

Cash flow from financing activities:
Loans and borrowings from third-parties	1,633	-
Payments of loans and borrowings from third-parties	(7,348)	(1,780)
Lease payments	(154)	(67)
Dividends and interest on capital paid to stockholders	(32,912)	-
Share buyback program	(10,407)	-
Net cash used in financing activities	(49,188)	(1,847)

Increase in cash and cash equivalents	1,539	162
Cash and cash equivalents at the beginning of the period	14,609	9,597
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	1,092	188
Cash and cash equivalents at end of the period	17,240	9,947

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	160	207

Cash flow from operating activities:
Income before income taxes	88,498	3,334
Adjustments for:
Provisions related to Brumadinho event	-	108
Equity results and others results from subsidiaries	(23,199)	5
Equity results and other results in associates and joint ventures	2,358	3,552
Impairment and disposal of non-current assets	123	138
Depreciation, depletion and amortization	4,122	3,988
Financial results, net	5,201	11,675
Changes in assets and liabilities:
Accounts receivable	11,895	(4,319)
Inventories	(356)	(676)
Suppliers and contractors (ii)	(100)	(1,616)
Provision - Payroll, related charges and other remunerations	(420)	(101)
Payments related to Brumadinho event (note 20) (iii)	(2,437)	(1,799)
Other assets and liabilities, net	(1,672)	1,754
Cash flow from operations (a)	84,013	16,043

(i) Includes loans and advances with related parties.

(ii) Includes variable lease payments.

(iii) In addition, the Company has incurred in expenses in the amount of R$953 and R$1,590 for the three and six-month periods ended June 30, 2021, respectively (R$585 and R$1,293 for the three and six-month periods ended June 30, 2020).

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent company
	Notes	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	19	68,275	70,086	17,240	14,609
Short-term investments	19	4,759	4,006	880	1,811
Accounts receivable	9	24,782	25,944	33,684	46,559
Other financial assets	11	1,069	1,707	535	37
Inventories	10	23,513	21,103	7,456	6,142
Recoverable taxes		3,342	2,646	1,383	1,036
Others		1,328	1,313	3,514	2,199
		127,068	126,805	64,692	72,393

Non-current assets
Judicial deposits	23(c)	6,633	6,591	6,483	6,265
Other financial assets	11	7,159	9,271	6,209	3,838
Recoverable taxes		7,204	5,670	3,795	2,244
Deferred income taxes	7(a)	46,711	53,711	38,106	42,760
Others		3,495	3,380	885	725
		71,202	78,623	55,478	55,832

Investments	13	10,991	10,557	185,384	181,319
Intangibles	14	55,010	48,309	27,963	28,243
Property, plant and equipment	15	219,518	213,836	116,114	111,338
		356,721	351,325	384,939	376,732
Total assets		483,789	478,130	449,631	449,125
Liabilities
Current liabilities
Suppliers and contractors		18,893	17,496	10,726	11,601
Loans, borrowings and leases	19	4,963	5,901	2,731	3,804
Other financial liabilities	11	7,735	9,906	5,836	4,747
Taxes payable		8,392	4,950	7,760	3,509
Settlement program ("REFIS")	7(c)	1,781	1,769	1,781	1,733
Liabilities related to associates and joint ventures	21	7,339	4,554	7,339	4,554
Provisions	22	5,780	9,498	4,048	4,606
Liabilities related to Brumadinho	20	11,122	9,925	11,122	9,925
De-characterization of dams	20	2,271	1,981	2,271	1,981
Dividends payable		133	6,342	119	6,342
Others		3,289	3,516	3,550	4,173
		71,698	75,838	57,283	56,975
Non-current liabilities
Loans, borrowings and leases	19	64,380	72,187	15,575	21,646
Participative stockholders' debentures	18	23,447	17,737	23,447	17,737
Other financial liabilities	11	15,141	23,719	89,762	107,470
Settlement program ("REFIS")	7(c)	11,686	12,493	11,686	12,245
Deferred income taxes	7(a)	9,928	9,198	-	-
Provisions	22	40,033	43,829	14,392	13,016
Liabilities related to Brumadinho	20	11,344	13,849	11,344	13,849
De-characterization of dams	20	8,507	9,916	8,507	9,916
Liabilities related to associates and joint ventures	21	5,124	6,228	5,124	6,228
Streaming transactions		9,812	10,419	-	-
Others		762	1,731	4,074	4,258
		200,164	221,306	183,911	206,365
Total liabilities		271,862	297,144	241,194	263,340

Stockholders' equity	25
Equity attributable to Vale's stockholders		208,437	185,785	208,437	185,785
Equity attributable to non-controlling interests		3,490	(4,799)	-	-
Total stockholders' equity		211,927	180,986	208,437	185,785
Total liabilities and stockholders' equity		483,789	478,130	449,631	449,125

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2020	77,300	3,634	36,598	(6,452)	(7,307)	82,012	-	185,785	(4,799)	180,986
Net income (loss)	-	-	-	-	-	-	70,659	70,659	(638)	70,021
Other comprehensive income	-	-	-	-	2,718	(12,349)	-	(9,631)	(158)	(9,789)
Dividends and interest on capital of Vale's stockholders (note 25)	-	-	(22,935)	-	-	-	(3,634)	(26,569)	-	(26,569)
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(134)	(134)
Acquisition and disposal of non-controlling interest (note 12)	-	-	-	-	(1,666)	-	-	(1,666)	9,219	7,553
Share buyback program (note 25)	-	-	-	(10,407)	-	-	-	(10,407)	-	(10,407)
Share-based payment (note 24)	-	-	-	-	229	-	-	229	-	229
Treasury shares utilized in the period (note 25)	-	-	-	37	-	-	-	37	-	37
Balance at June 30, 2021	77,300	3,634	13,663	(16,822)	(6,026)	69,663	67,025	208,437	3,490	211,927

	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to non-controlling interests	Total stockholders' equity
Balance at December 31, 2019	77,300	3,634	28,577	(6,520)	(5,673)	64,162	-	161,480	(4,331)	157,149
Net income (loss)	-	-	-	-	-	-	6,273	6,273	(759)	5,514
Other comprehensive income	-	-	-	-	(2,035)	21,173	-	19,138	(1,491)	17,647
Dividends of non-controlling interest	-	-	-	-	-	-	-	-	(28)	(28)
Capitalization of non-controlling interest advances	-	-	-	-	-	-	-	-	25	25
Treasury shares utilized in the period (note 25)	-	-	-	68	-	-	-	68	-	68
Balance at June 30, 2020	77,300	3,634	28,577	(6,452)	(7,708)	85,335	6,273	186,959	(6,584)	180,375

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Six-month period ended June 30,
	2021	2020	2021	2020
Generation of value added
Gross revenue
Revenue from products and services	158,950	72,329	107,257	44,217
Revenue from the construction of own assets	3,969	2,594	1,464	1,096
Other revenues	1,387	574	1,115	309
Less:
Cost of products, goods and services sold	(18,474)	(11,702)	(10,010)	(5,727)
Material, energy, third-party services and other	(20,319)	(16,728)	(6,546)	(5,156)
Impairment of non-current assets and others results	(3,078)	(2,396)	(123)	(138)
Brumadinho event	(1,590)	(1,401)	(1,590)	(1,401)
Other costs and expenses	(8,501)	(7,683)	(4,443)	(4,907)
Gross value added	112,344	35,587	87,124	28,293
Depreciation, amortization and depletion	(8,489)	(8,012)	(4,122)	(3,988)
Net value added	103,855	27,575	83,002	24,305

Received from third parties
Equity results from entities	(2,358)	(3,552)	20,841	(3,557)
Financial income	648	7,421	70	6,338
Total value added to be distributed	102,145	31,444	103,913	27,086

Personnel and charges	4,834	3,981	2,483	1,971
Taxes and contributions	27,787	1,342	24,284	221
Interest (net derivatives and monetary and exchange rate variation)	(1,164)	20,268	5,211	17,813
Other remunerations of third party funds	667	339	1,276	808
Reinvested net income	70,659	6,273	70,659	6,273
Loss attributable to noncontrolling interest	(638)	(759)	-	-
Distributed value added	102,145	31,444	103,913	27,086

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.        Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, which are key raw materials for steelmaking, and nickel producers, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore and, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of the interim financial statements

a)    Statement of compliance

The consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (Technical pronouncement - CPC 21(R1) Interim Financial Reporting) of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM") and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company's Management.

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b)    Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2020. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements, except for the change in the accounting practice for the share-based payment plans as disclosed in note 24. The selected notes of the Parent Company are presented in a summarized form in note 27.

These interim financial statements were authorized for issue by the Executive Board on July 28, 2021.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”).

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Six-month period ended
	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
United States dollar	5.0022	5.1967	5.2907	5.3854	5.3862	4.9218
Canadian dollar ("CAD")	4.0334	4.0771	4.3096	3.8882	4.3209	3.5992
Euro ("EUR")	5.9276	6.3779	6.3789	5.9279	6.4902	5.4211

3.        Significant events in the current period

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended June 30, 2021:

•	In April 2021, the Company approved a share buyback program for its common shares, limited to a maximum of 270,000,000 common shares and their respective ADRs. Until June 30, 2021, the Company acquired 93,088,200 shares, in the total amount of R$10,407 (US$2,004 million) (note 25).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	In June 2021, the Company approved and paid dividends to its shareholders in the amount of R$11,046 (US$2,200 million) (note 25).

•	In June 2021, the Company paid R$12,665 (US$2,517 million) in relation to the Project Finance and concluded all precedent conditions to acquire the interests held by Mitsui & Co., Ltd (“Mitsui”) in both Moatize coal mine and Nacala Logistics Corridor (“NLC”). Following the conclusion of the transaction, the Company has started consolidating NLC on its balance sheet and recognized a loss in the amount of R$3,880 (US$771 million) as “Impairment and disposals of non-current assets” (note 12).

•	In June 2021, Fundação Renova reviewed the expected cash outflows to comply with the mitigation and compensation programs, which resulted in an addition of R$2,820 (US$560 million) to the provision. This amount was recognized in the income statement as “Equity results and other results in associates and joint ventures” for the three-month period ended June 30, 2021 (note 21).

•	In June 2021, production and maintenance employees of Sudbury, Canada, represented by United Steelworkers (“USW”) voted to reject the Company’s offer of a new five-year collective bargaining agreement. As a result, the Company stopped its operation at that location and recognized a loss in the amount of R$296 (US$59 million) as “Pre-operating and operational stoppage”. However, if the strike continues for an extended period of time, the results of that operations may be materially impacted. The Company will continue discussions with USW to reach an agreement as soon as possible in order to resume its operation.

4.        Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance ("chief operating decision maker" under IFRS 8 - Operating Segments) are the Executive Boards and the Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA).

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses. Additionally, the costs related to the Brumadinho event are not directly linked to the Company's operating activities and, therefore, are allocated to "Other" as well.

In the current period, the Company has allocated the financial information of Vale Nouvelle-Calédonie SAS (“VNC”) operation to “Others” as this operation is no longer analyzed by the chief operating decision maker as part of to the performance of the Base Metals business segment due to the sale of this operation. The comparative periods were restated to reflect this change in the allocation criteria.

a)    Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Consolidated
Three-month period ended June 30, 2021
Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	64,163	(14,781)	(330)	(226)	(395)	-	48,431
Iron ore pellets	10,261	(2,742)	9	(2)	(65)	114	7,575
Ferroalloys and manganese	272	(205)	(5)	-	(21)	-	41
Other ferrous products and services	516	(377)	6	(4)	-	-	141
75,212	(18,105)	(320)	(232)	(481)	114	56,188

Base metals
Nickel and other products	7,911	(5,049)	(142)	(97)	(300)	-	2,323
Copper	3,680	(1,219)	(7)	(105)	(8)	-	2,341
11,591	(6,268)	(149)	(202)	(308)	-	4,664

Coal	855	(1,731)	1	(10)	-	-	(885)

Others	189	(256)	(540)	(297)	(1)	116	(789)
87,847	(26,360)	(1,008	)-	(741)	(790)	230	59,178

Brumadinho event	-	-	(953)	-	-	-	(953)
COVID-19	-	-	(84)	-	-	-	(84)
Total	87,847	(26,360)	(2,045)	(741)	(790)	230	58,141

Consolidated
Three-month period ended June 30, 2020
Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	26,069	(9,343)	(320)	(130)	(656)	-	15,620
Iron ore pellets	4,858	(2,030)	10	(5)	(90)	283	3,026
Ferroalloys and manganese	366	(226)	-	(5)	(51)	-	84
Other ferrous products and services	403	(298)	3	(2)	-	-	106
31,696	(11,897)	(307)	(142)	(797)	283	18,836

Base metals
Nickel and other products	4,802	(2,936)	(87)	(50)	(155)	-	1,574
Copper	2,809	(999)	(14)	(79)	-	-	1,717
7,611	(3,935)	(101)	(129)	(155)	-	3,291

Coal	510	(1,959)	16	(32)	-	-	(1,465)

Others (i)	617	(928)	(1,014)	(180)	(9)	126	(1,388)
40,434	(18,719)	(1,406)	(483)	(961)	409	19,274

Brumadinho event	-	-	(693)	-	-	-	(693)
COVID-19	-	-	(469)	-	-	-	(469)
Total	40,434	(18,719)	(2,568	)-	(483)	(961)	409	18,112

(i) Includes the reclassification of the EBITDA of VNC in the amount of R$260.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Six-month period ended June 30, 2021
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	114,316	(26,237)	(447)	(410)	(898)	-	86,324
Iron ore pellets	16,898	(4,847)	169	(6)	(137)	114	12,191
Ferroalloys and manganese	522	(327)	(10)	(1)	(44)	-	140
Other ferrous products and services	1,052	(739)	16	(5)	-	-	324
	132,788	(32,150)	(272)	(422)	(1,079)	114	98,979

Base metals
Nickel and other products	15,791	(9,287)	(196)	(157)	(302)	-	5,849
Copper	6,690	(2,123)	(6)	(207)	(11)	-	4,343
	22,481	(11,410)	(202)	(364)	(313)	-	10,192

Coal	1,364	(3,541)	9	(21)	-	424	(1,765)

Others (i)	515	(877)	(1,104)	(485)	(6)	116	(1,841)
	157,148	(47,978)	(1,569)	(1,292)	(1,398)	654	105,565

Brumadinho event	-	-	(1,590)	-	-	-	(1,590)
COVID-19	-	-	(93)	-	-	-	(93)
Total	157,148	(47,978)	(3,252)	(1,292)	(1,398)	654	103,882

(i) Includes the EBITDA of VNC in the amount of R$358.

	Consolidated
	Six-month period ended June 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	45,444	(16,891)	(407)	(238)	(1,405)	-	26,503
Iron ore pellets	8,682	(3,878)	58	(9)	(202)	283	4,934
Ferroalloys and manganese	577	(449)	-	(5)	(56)	-	67
Other ferrous products and services	786	(615)	8	(5)	-	-	174
	55,489	(21,833)	(341)	(257)	(1,663)	283	31,678

Base metals
Nickel and other products	9,065	(5,322)	(173)	(107)	(155)	-	3,308
Copper	4,518	(1,923)	(10)	(156)	-	-	2,429
	13,583	(7,245)	(183)	(263)	(155)	-	5,737

Coal	1,183	(3,643)	22	(72)	-	324	(2,186)

Others (i)	1,430	(1,928)	(1,605)	(320)	(26)	126	(2,323)
	71,685	(34,649)	(2,107)	(912)	(1,844)	733	32,906

Brumadinho event	-	-	(1,401)	-	-	-	(1,401)
COVID-19	-	-	(469)	-	-	-	(469)
Total	71,685	(34,649)	(3,977)	(912)	(1,844)	733	31,036

(i) Includes the reclassification of the EBITDA of VNC in the amount of R$469.

Adjusted LAJIDA (EBITDA) is reconciled to net income as follows:

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders	40,095	5,289	70,659	6,273
Loss attributable to non-controlling interests	(263)	(412)	(638)	(759)
Net income	39,832	4,877	70,021	5,514
Depreciation, depletion and amortization	4,477	4,336	8,489	8,012
Income taxes	11,018	854	20,968	(2,248)
Financial results	(1,862)	2,591	(1,686)	13,077
LAJIDA (EBITDA)	53,465	12,658	97,792	24,355

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	2,265	2,785	2,358	3,552
Dividends received and interest from associates and joint ventures (i)	230	409	654	733
Impairment and disposal of non-current assets	2,181	2,260	3,078	2,396
Adjusted LAJIDA (EBITDA)	58,141	18,112	103,882	31,036

(i) Includes the remuneration of the financial instrument of the Coal segment.

b)       Assets by segment

	Consolidated
	June 30, 2021			December 31, 2020
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	12,022	6,255	152,902	10,483	5,995	152,970
Base metals	6,442	85	100,821	6,398	91	101,593
Coal (note 12)	443	-	11,714	129	-	-
Others	-	4,651	9,091	-	4,471	7,582
Total	18,907	10,991	274,528	17,010	10,557	262,145

	Consolidated
	Three-month period ended June 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,836	590	2,404	2,595	315	2,568
Base metals	1,898	364	1,934	1,588	338	1,663
Coal (note 12)	191	-	86	168	-	-
Others (iii)	6	147	53	186	11	105
Total	4,931	1,101	4,477	4,537	664	4,336

	Consolidated
	Six-month period ended June 30,
	2021			2020
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	5,734	1,036	4,584	4,976	721	4,460
Base metals	3,492	738	3,672	2,938	573	3,215
Coal (note 12)	350	-	86	513	-	83
Others (iii)	64	159	147	457	22	254
Total	9,640	1,933	8,489	8,884	1,316	8,012

(i) Goodwill is allocated to ferrous minerals and base metals segments in the amount of R$7,133 and R$9,880 in June 30, 2021 and R$7,133 and R$10,008 in December 31, 2020, respectively.

(ii) Cash outflows.

(iii) Includes the reclassification of VNC under the captions “Sustaining capital” and “depreciation, depletion and amortization”, in the amount of R$182 and R$42, respectively, for the three-month period ended on June 30, 2020 and in the amount of R$448 and R$123, respectively, for the six-month period ended on June 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)       Net operating revenue by geographic area

	Consolidated
	Three-month period ended June 30, 2021
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	1,306	694	-	-	2,000
United States of America	848	1,516	-	-	2,364
Germany	816	2,472	-	-	3,288
Europe, except Germany	5,218	3,101	30	-	8,349
Middle East, Africa and Oceania	3,542	39	108	-	3,689
Japan	5,010	628	103	-	5,741
China	45,461	1,394	248	-	47,103
Asia, except Japan and China	5,199	1,672	354	-	7,225
Brazil	7,812	75	12	189	8,088
Net operating revenue	75,212	11,591	855	189	87,847

	Consolidated
	Three-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	71	269	-	306	646
United States of America	156	496	-	-	652
Germany	359	1,508	-	-	1,867
Europe, except Germany	1,205	2,287	178	-	3,670
Middle East, Africa and Oceania	1,518	26	117	-	1,661
Japan	1,556	576	1	-	2,133
China	22,342	889	-	-	23,231
Asia, except Japan and China	2,221	1,323	191	-	3,735
Brazil	2,268	237	23	311	2,839
Net operating revenue	31,696	7,611	510	617	40,434

(i) Includes the reclassification of VNC in the amount of R$306.

	Consolidated
	Six-month period ended June 30, 2021
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	2,506	1,214	-	21	3,741
United States of America	1,392	3,083	-	-	4,475
Germany	1,753	5,018	-	-	6,771
Europe, except Germany	8,452	6,965	130	-	15,547
Middle East, Africa and Oceania	5,041	41	207	-	5,289
Japan	7,903	1,155	103	-	9,161
China	82,669	2,269	324	-	85,262
Asia, except Japan and China	9,478	2,537	588	-	12,603
Brazil	13,594	199	12	494	14,299
Net operating revenue	132,788	22,481	1,364	515	157,148

(i) Includes the revenue of VNC in the amount of R$21.

	Consolidated
	Six-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others (i)	Total
Americas, except United States and Brazil	529	451	-	696	1,676
United States of America	357	1,894	-	-	2,251
Germany	1,185	2,373	-	-	3,558
Europe, except Germany	2,481	3,976	397	-	6,854
Middle East, Africa and Oceania	2,593	62	243	-	2,898
Japan	3,248	1,000	56	-	4,304
China	36,131	1,394	75	-	37,600
Asia, except Japan and China	4,071	2,030	389	-	6,490
Brazil	4,894	403	23	734	6,054
Net operating revenue	55,489	13,583	1,183	1,430	71,685

(i) Includes the reclassification of VNC in the amount of R$696.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price (note 16). The selling price of these products can be measured reliably at each period, since the price is quoted in an active market.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	June 30, 2021
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	18,155	181.3	+/-10%	1,742
Copper	65	11,627.7	+/-10%	401

5.       Costs and expenses by nature

a)    Cost of goods sold and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Personnel	2,342	1,950	4,484	3,804
Materials and services	4,323	4,040	8,177	7,671
Fuel oil and gas	1,406	1,107	2,550	2,364
Maintenance	4,214	3,315	7,775	6,318
Royalties	1,849	900	3,228	1,624
Energy	892	793	1,711	1,636
Ores acquired from third parties (i)	3,633	1,069	5,511	1,335
Depreciation, depletion and amortization	4,215	3,948	7,994	7,233
Freight (ii)	5,195	3,706	9,488	6,824
Others	2,506	1,839	5,054	3,073
Total	30,575	22,667	55,972	41,882

Cost of goods sold	29,821	21,993	54,486	40,492
Cost of services rendered	754	674	1,486	1,390
Total	30,575	22,667	55,972	41,882

(i) The increase in “Ores acquired from third parties” is mainly due to the significant increase in the reference price of iron ore compared to 2020.

(ii) The increase in "Freight" is mainly due to the significant increase in volumes of CFR sales and higher international freight prices reference price and the effect of the devaluation of the R$ against the US$, considering that this cost is totally denominated in US$.

Tax on mineral production (Taxa de Fiscalização de Recursos Minerais - “TFRM”) – Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, impose a TFRM, which is currently assessed at rates ranging from R$0.50 to R$3.72 per metric ton of minerals produced in or transferred from the state. The expenses related to the TFRM are presented in these interim financial statements under “Royalties”. In March 2021, a state decree increased the TFRM rate in the state of Para to R$11.19 per metric ton, with effectiveness as at April 2021. According to the prior rule, which would expire in 2031, the TFRM rate was R$3.72 per ton until the production of 10 million metric tons and R$0.74 for volumes over than 10 million metric tons. The Company is evaluating in the legal aspects of this change and, based on the Brazilian constitutional principle of mandatory notice period, which sets out the tax increase would become in force only in the subsequent year of its enactment, therefore the Company did not apply this increase in the current period and does not expect any impact for the year ending December 31, 2021. The Company is also evaluating other legal aspects to avoid the overcharge in the future.

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Selling	132	112	230	183
Personnel	279	213	539	424
Services	120	175	212	254
Depreciation and amortization	53	71	101	153
Others	125	93	204	166
Total	709	664	1,286	1,180

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)       Other operating expenses (income), net

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Provision for litigations	146	237	234	326
Profit sharing program	281	68	403	218
COVID-19 expenses	84	469	93	469
Others (i)	(76)	508	(254)	536
Total	435	1,282	476	1,549

(i) Includes the gain related to the exclusion of ICMS from the PIS and COFINS computation tax base, as detailed in note 23(e).

6.        Financial result

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Financial income
Short-term investments	214	148	363	379
Others	240	566	493	827
	454	714	856	1,206
Financial expenses
Loans and borrowings gross interest (note 19)	(935)	(1,037)	(2,068)	(1,991)
Capitalized loans and borrowing costs	73	69	160	207
Participative stockholders' debentures (note 18)	(1,397)	(1,236)	(6,711)	(1,339)
Interest on REFIS	(55)	(69)	(93)	(178)
Interest on lease liabilities (note 19)	(90)	(93)	(188)	(171)
Financial guarantees (i)	2,017	(163)	1,816	(866)
Expenses with cash tender offer redemption (note 19)	-	-	(354)	-
Others	(575)	(603)	(1,062)	(1,084)
	(962)	(3,132)	(8,500)	(5,422)
Other financial items, net
Net foreign exchange gains (losses)	(2,051)	534	(311)	(1,742)
Derivative financial instruments (note 16)	4,552	(421)	2,130	(6,815)
Reclassification of cumulative translation adjustment on VNC sale (note 12)	-	-	6,391	-
Indexation gains (losses), net	(131)	(286)	1,120	(304)
	2,370	(173)	9,330	(8,861)
Total	1,862	(2,591)	1,686	(13,077)

(i) Refers to the fair value adjustments on financial guarantees given to associates due to their rating improvement, leading to a decrease in the probability of default on the guaranteed loans. Further details are disclosed in note 13.

7.        Income taxes

a) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2020	53,711	9,198	44,513
Effect in income statement	(6,212)	214	(6,426)
Translation adjustment	(408)	(237)	(171)
Other comprehensive income	(380)	753	(1,133)
Balance at June 30, 2021	46,711	9,928	36,783

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	37,151	7,585	29,566
Effect in income statement	5,288	(294)	5,582
Translation adjustment	2,770	2,010	760
Other comprehensive income	8,480	(368)	8,848
Balance at June 30, 2020	53,689	8,933	44,756

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Income before income taxes	50,850	5,731	90,989	3,266
Income taxes at statutory rate - 34%	(17,289)	(1,948)	(30,936)	(1,110)
Adjustments that affect the basis of taxes:
Tax incentives	6,147	970	8,648	2,349
Equity results	187	77	132	(100)
Addition(reversal) of tax loss carryforward	(317)	302	(574)	2,237
Others	254	(255)	1,762	(1,128)
Income taxes	(11,018)	(854)	(20,968)	2,248

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

c) Income taxes - Settlement program (“REFIS”)

	June 30, 2021	December 31, 2020
Current liabilities	1,781	1,769
Non-current liabilities	11,686	12,493
REFIS liabilities	13,467	14,262

SELIC rate	4.25% per year	2.00% per year

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at June 30, 2021, the balance is due in 88 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate.

d) Uncertain tax positions

There have been no developments on matters related to the uncertain tax positions since the December 31, 2020 financial statements.

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net income attributable to Vale's stockholders:
Net income	40,095	5,289	70,659	6,273

Thousands of shares
Weighted average number of shares outstanding - common shares	5,097,908	5,129,911	5,113,959	5,129,254

Basic and diluted earnings per share:
Common share (R$)	7.86	1.03	13.82	1.22

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9.	Accounts receivable

	Consolidated
	June 30, 2021	December 31, 2020
Accounts receivable	25,024	26,205
Expected credit loss	(242)	(261)
	24,782	25,944

Revenue related to the steel sector - %	89.27%	87.25%

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Impairment of accounts receivable recorded in the income statement	13	(14)	12	41

As at June 30, 2021, there is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues. In 2020, the Company had a customer of the Ferrous Minerals Segment whose revenue individually represented 10.1% of the Company’s total revenue.

10.	Inventories

	Consolidated
	June 30, 2021	December 31, 2020
Finished products	15,289	13,659
Work in progress	3,618	3,351
Consumable inventory	4,606	4,093
Total	23,513	21,103

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Reversal (provision) for net realizable value	(60)	127	4	(213)

Finished and work in progress products inventories by segments are presented in note 4(b) and the cost of goods sold is presented in note 5(a).

11.       Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	626	197
Derivative financial instruments (note 16)	1,069	698	1,048	347
Investments in equity securities	-	-	5,485	3,936
Related parties (i)	-	1,009	-	4,791
	1,069	1,707	7,159	9,271
Other financial liabilities
Derivative financial instruments (note 16)	1,023	1,712	2,612	3,578
Related parties (i)	941	3,759	-	4,655
Financial guarantees provided (note 13)	-	-	2,745	4,558
Liabilities related to the concession grant (note 14)	1,745	1,088	9,784	10,928
Advances received	4,026	3,347	-	-
	7,735	9,906	15,141	23,719

(i) The decrease refers to the settlement of the loans due to the transaction for the acquisition of NLC, as detailed in note 12.

Investment in equity securities – Mainly refers to 34.2 million common shares of The Mosaic Company (“Mosaic”), which is accounted for as a financial instrument measured at fair value through other comprehensive income. The recorded amount was calculated based on Mosaic’s share price at the end of each financial reporting period.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12.	Acquisitions and divestitures

a)	Business Combinations

The Company has coal operations in Mozambique, through Vale Moçambique S.A. (“Vale Moçambique”), where the metallurgical and thermal coal extraction and processing are operated. Vale Moçambique is a company controlled by Vale, with a non-controlling interest of 15% held by Mitsui & Co. Ltd. (“Mitsui”). Coal products are transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor (“NLC”), that is a joint venture between Vale and Mitsui, in which each company holds 50% of the share capital. The NLC’s main assets are the railways and port concessions located in Mozambique and Malawi.

In April 2021, the Company signed an Investment Agreement with Mitsui for the acquisition by Vale of the totality of Mitsui´s interest in Vale Moçambique and NLC, which was concluded on June 22, 2021. With the conclusion, the following events have occurred:

(a.i) Acquisition of non-controlling interest in Vale Moçambique

The Company acquired the 15% interest held by Mitsui in Vale Moçambique for an immaterial consideration, which resulted in a loss of R$1,666 (US$331 million) due to the negative reserves of Vale Moçambique at the conclusion of the transaction. This transaction with non-controlling interests was recognized in Stockholders’ Equity for the period ended June 30,2021 as “Acquisition and disposal of non-controlling interest”. After the acquisition of the interests previously held by Mitsui, the Company holds 95% of the share capital of Vale Moçambique and the remaining interest is held by the government of Mozambique.

(a.ii) Business combinations - NLC

On June 22, 2021, the acquisition was concluded with the settlement of NLC’s loans with third parties (“Project Finance”), in the amount of R$ 12,665 (US$2,517 million), satisfying all conditions to acquire the additional 50% held by Mitsui. Therefore, the Company started consolidating the NLC’s assets and liabilities on its balance sheet.

Additionally, the Company has updated the discounted cash flow model to assess the fair value of the acquired business, resulting in a loss of R$3,880 (US$771 million) (R$4,015 (US$798 million) as at December 31, 2020) on the fair value of the loans receivable from NLC, mainly due to the decrease in the long-term price assumption for both metallurgical and thermal coal as well as the reduction in the expected production to reflect the operational challenges to reach the ramp-up of the coal business, after the revamp of the processing plants. The cash flows were discounted at a rate of 11.6%, and the loss was recognized as “Impairment and disposals of non-current assets” for the three-months period ended June 30, 2021.

The fair values of identifiable assets acquired and liabilities assumed as a result of the NLC’s acquisition are as follows:

June 22, 2021
Acquired assets
Cash and cash equivalents	865
Inventory, recoverable tax and other assets	2,128
Intangible	11,166
Property, plant and equipment	6,858
Assumed liabilities	(795)
Net identifiable assets acquired	20,223
Fair value adjustments (i)	(8,001)
Total identifiable net assets at fair value (ii)	12,222

Pre-existing relationship (Loans receivable from NLC)	4,322
Loss on pre-existing relationship	(3,880)
12,665

Cash consideration	12,665
(-) Balances acquired
Cash and cash equivalents	865
Net cash outflow	11,800

(i) Of this amount, R$2,218 was allocated to property, plant and equipment and R$3,978 was allocated to intangible and the remaining amount was allocated to other assets.

(ii) The fair value was assessed using the fair value less costs of disposal model, through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy. The cash flows were discounted by using a post-tax discount rate expressed in real terms, which represents an estimate of the rate that a market participant would apply having regard to the time value of money and the asset’s specific risk.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(a.iii) Reclassification of the cumulative translation adjustments

On the announcement of the Investment Agreement with Mitsui, the Company has also informed the market its divestiture intention in the coal segment. However, the Company has assessed that the criteria to classify the coal segment as a “discontinued operation” have not been met yet, since the conclusion of an eventual sale to a third party within the next 12 months is not deemed highly probable under IFRS 5 - Non-current assets held for sale and discontinued operations. The Company will continue assessing at each reporting date whether the coal segment meets the “discontinued operation”criteria.

Furthermore, the Company assessed that its Australian entities (part of the coal segment), which are no longer operational, were considered "abandoned" under IAS 21 - The Effects of Changes in Foreign Exchange Rates and, therefore, the Company recognized a gain related to the accumulated translation adjustments in the amount of R$2,134 (US$424 million), which was reclassified to net income as “Impairment and disposals of non-current assets” for the three-months period ended June 30, 2021.

b)	Other acquisitions and divestitures

Boston Electrometallurgical Company (“Boston Metal”) – In February 2021, the Company made an investment of R$33 (US$6 million) in Boston Metal to acquire a non-controlling interest of 3.24%, aiming promote the development of a technology focused on the reduction of carbon dioxide on the steel production. Boston Metal has a diverse shareholding structure which includes venture capital funds, mining companies and private investors. Since the Company does not have significant influence over Boston Metal, this investment has been classified as a financial instrument and recorded as “Investments in equity securities”.

Vale Nouvelle-Calédonie S.A.S. (“VNC”) – In December 2020, the Company signed a binding put option agreement to sell its interest in VNC for an immaterial consideration to a consortium constituted in a new company called “Prony Resources”, led by the current management and employees of VNC and supported by the Caledonian and French authorities with Trafigura Pte. Ltd. as a non-controlling shareholder. Under the terms of agreement, the Company has assumed an obligation to pay to the buyers an amount of R$2,573 (US$500 million) upon closing of the transaction and this amount has been provided for as at December 31, 2020.

In March 2021, the Company signed the share purchase and sale agreement with Prony Resources, concluding the transaction to sell its interest in VNC. With the final agreement, Vale's obligation to pay to buyers increased by R$302 (US$55 million), which combined with other working capital adjustments, resulted in an additional loss of R$549 (US$98 million), recorded as “Impairment and disposals of non-current assets”. On March 31, 2021, the Company disbursed R$3,134 (US$555 million) to VNC on the closing of the transaction, thus the liabilities recorded as at December 31, 2020 were settled and there is no outstanding balance in these interim financial statements.

The agreement also established that Vale may purchase a certain amount of VNC’s annual nickel production with a cap price over a period of 13 years. Such cap included in contract is an embedded derivative, however, it is deemed closely related to the host contract (nickel supply agreement) because the cap was out of the money on inception of the contract. Therefore, this derivative will not be separated from the host contract, which will be accounted for as an executory contract.

Upon closing of the transaction, the Company also recognized a gain of R$6,391 (US$1,132 million) arising from the accumulated exchange differences reclassified from the stockholders’ equity to the income statement under “Other financial items, net”.

Companhia Paulista de Ferroligas ("CPFL"), Valesul Alumínio S.A. ("Valesul") and Minerações Brasileiras Reunidas S.A. ("MBR") - In April 30, 2021, the Company approved (i) the merger of the spun-off net assets of MBR and (ii) the total merger of CPFL and Valesul into Vale, which already held 100% interest in the merged companies. The merger did not result in the issuance of new shares or changed Vale's share capital, and the respective net assets were incorporated.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13.       Investments in associates and joint ventures

a) Investment information

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
Associates and joint ventures	% ownership	% voting capital	June 30, 2021	December 31, 2020	2021	2020	2021	2020	2021	2020	2021	2020
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	117	103	7	6	14	11	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	306	249	55	10	84	25	9	89	9	89
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	207	223	1	4	1	16	35	72	35	72
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	290	228	45	27	67	51	30	119	30	119
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	674	627	49	30	67	40	40	-	40	-
MRS Logística S.A.	48.16	46.75	2,211	2,069	97	77	191	68	-	-	-	-
Samarco Mineração S.A. (note 21)	50.00	50.00	-	-	-	-	-	-	-	-	-	-
VLI S.A.	29.60	29.60	2,450	2,495	36	39	(47)	(92)	-	-	-	-
			6,255	5,994	290	193	377	119	114	280	114	280
Base metals
Korea Nickel Corp.	25.00	25.00	85	91	1	-	1	2	-	-	-	-
			85	91	1	-	1	2	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,860	1,909	36	38	91	84	116	126	116	126
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	591	606	(10)	(11)	(16)	(15)	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	1,476	1,218	255	26	323	(2)	-	-	-	-
Companhia Siderúrgica do Pecém ("CSP") (ii)	50.00	50.00	-	-	-	-	(237)	(364)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	351	367	36	(9)	(15)	(55)	-	-	-	-
Others			373	372	(59)	(9)	(137)	(62)	-	3	-	3
			4,651	4,472	258	35	9	(414)	116	129	116	129
Total			10,991	10,557	549	228	387	(293)	230	409	230	409

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) CSP is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

(iii) “Equity results and other results in associates and joint ventures” presented in the Income Statement considers, in addition to the equity results in associates and joint ventures shown in the table above, the results of Renova Foundation and Samarco (note 21) and other results with group entities.

b) Movements during the period

	Consolidated
	2021	2020
Balance at January 1,	10,557	11,278
Capital contribution to CSP	237	365
Translation adjustment	(74)	426
Equity results in income statement	387	(293)
Equity results in statement of comprehensive income	-	(8)
Dividends declared	(260)	(488)
Others	144	63
Balance at June 30,	10,991	11,343

The amount of investments by segments are presented in note 4(b).

c) Financial guarantees provided

As at June 30, 2021 and December 31, 2020, the notional value of corporate financial guarantees provided by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures were R$7,798 (US$1,559 million) and R$8,091 (US$1,557 million), respectively. The fair value of these financial guarantees is shown in note 17.

14.       Intangibles

Movements during the period

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2020	17,141	28,015	-	396	2,757	48,309
Additions	-	307	-	112	-	419
Disposals	-	(29)	-		-	(29)
Amortization	-	(618)	-	(85)	-	(703)
Acquisition of NLC (note 12)	-	7,188	-	-	-	7,188
Translation adjustment	(128)	(42)	-	(4)	-	(174)
Balance at June 30, 2021	17,013	34,821	-	419	2,757	55,010
Cost	17,013	40,511	-	3,947	2,757	64,228
Accumulated amortization	-	(5,690)	-	(3,528)	-	(9,218)
Balance at June 30, 2021	17,013	34,821	-	419	2,757	55,010

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	14,628	16,005	563	304	2,757	34,257
Additions	-	358	-	37	-	395
Disposals	-	(18)	-	-	-	(18)
Amortization	-	(451)	(3)	(57)	-	(511)
Translation adjustment	2,431	-	139	29	2	2,601
Balance at June 30, 2020	17,059	15,894	699	313	2,759	36,724
Cost	17,059	20,767	1,221	3,734	2,759	45,540
Accumulated amortization	-	(4,873)	(522)	(3,421)	-	(8,816)
Balance at June 30, 2020	17,059	15,894	699	313	2,759	36,724

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15.       Property, plant and equipment

a) Movements during the period

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	44,646	39,448	25,637	41,853	13,108	8,121	12,968	28,055	213,836
Additions (i)	-	-	-	-	-	247	-	11,558	11,805
Disposals	(10)	(14)	(66)	-	(5)	-	(1)	(146)	(242)
Assets retirement obligation (ii)	-	-	-	(1,424)	-	-	-	-	(1,424)
Depreciation, depletion and amortization	(1,224)	(1,258)	(1,792)	(1,373)	(421)	(440)	(703)	-	(7,211)
Impairment (iii)	-	-	-	-	-	-	-	(465)	(465)
Acquisition of NLC (note 12)	1,185	2,293	515	-	10	167	10	460	4,640
Translation adjustment	(298)	(110)	(238)	(141)	(14)	(237)	(79)	(304)	(1,421)
Transfers	418	1,074	1,604	919	278	-	626	(4,919)	-
Balance at June 30, 2021	44,717	41,433	25,660	39,834	12,956	7,858	12,821	34,239	219,518
Cost	79,561	63,728	56,289	87,063	20,239	10,059	28,571	34,239	379,749
Accumulated depreciation	(34,844)	(22,295)	(30,629)	(47,229)	(7,283)	(2,201)	(15,750)	-	(160,231)
Balance at June 30, 2021	44,717	41,433	25,660	39,834	12,956	7,858	12,821	34,239	219,518

	Consolidated
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	43,137	38,713	22,921	33,302	13,064	6,819	12,137	17,640	187,733
Additions (i)	-	-	-	-	-	166	-	8,974	9,140
Disposals	(13)	(17)	(17)	(38)	(4)	-	(15)	(160)	(264)
Assets retirement obligation	-	-	-	1,770	-	-	-	-	1,770
Depreciation, depletion and amortization	(1,091)	(1,349)	(1,930)	(1,267)	(567)	(402)	(670)	-	(7,276)
Impairment	(947)	(1,289)	(93)	(692)	-	(3)	(342)	(529)	(3,895)
Translation adjustment	3,993	2,385	4,218	6,771	336	1,805	1,293	1,239	22,040
Transfers	575	754	972	1,779	274	-	732	(5,086)	-
Balance at June 30, 2020	45,654	39,197	26,071	41,625	13,103	8,385	13,135	22,078	209,248
Cost	78,486	59,276	55,725	87,228	19,598	10,062	30,662	22,078	363,115
Accumulated depreciation	(32,832)	(20,079)	(29,654)	(45,603)	(6,495)	(1,677)	(17,527)	-	(153,867)
Balance at June 30, 2020	45,654	39,197	26,071	41,625	13,103	8,385	13,135	22,078	209,248

(i) Includes capitalized borrowing costs.

(ii) Refers to changes in discount rates.

(iii) Due to the Company's assessment of the fair value of the coal assets, the assets acquired during the year are provided for impairment in full. In the current year, the Company recognized an impairment loss related to coal assets acquired this year in the amount of R$465.

b) Right-of-use assets (Leases)

	December 31, 2020	Additions and contract modifications	Depreciation	Translation adjustment	June 30, 2021
Ports	3,732	-	(122)	(112)	3,498
Vessels	2,779	-	(115)	(94)	2,570
Pellets plants	683	200	(104)	-	779
Properties	579	16	(68)	(14)	513
Energy plants	287	2	(18)	(4)	267
Mining equipment and locomotives (i)	61	196	(13)	(13)	231
Total	8,121	414	(440)	(237)	7,858

(i) "Additions and contract modifications" includes the effects arising from the acquisition of NLC in the amount of R$167.

Lease liabilities are presented in note 19.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16.       Financial and capital risk management

a) Effects of derivatives on the balance sheet

	Consolidated
	Assets
	June 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	5	5	-	-
IPCA swap	45	210	37	197
Eurobonds swap	-	-	-	13
Pre-dollar swap and forward (NDF)	487	723	-	46
Libor swap	-	25	-	-
	537	963	37	256
Commodities price risk
Base metals products	34	9	158	-
Gasoil, Brent and freight	498	-	503	-
	532	9	661	-

Others	-	76	-	91
	-	76	-	91
Total	1,069	1,048	698	347

	Consolidated
	Liabilities
	June 30, 2021		December 31, 2020
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	480	2,038	576	2,724
IPCA swap	2	460	382	520
Eurobonds swap	-	-	19	-
Pre-dollar swap and forward (NDF)	242	50	324	303
Libor swap	10	10	5	31
	734	2,558	1,306	3,578
Commodities price risk
Base metals products	235	-	242	-
Gasoil, Brent and freight	-	-	64	-
Thermal coal	10	54	-	-
	245	54	306	-

Others	44	-	100	-
Total	1,023	2,612	1,712	3,578

a.i) Net exposure

	Consolidated
	June 30, 2021	December 31, 2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(2,508)	(3,300)
IPCA swap	(207)	(668)
Eurobonds swap	-	(6)
Pre-dollar swap and forward (NDF)	918	(581)
Libor swap (i)	5	(36)
	(1,792)	(4,591)
Commodities price risk
Base metals products	(192)	(84)
Gasoil, Brent and freight	498	439
Thermal coal	(64)	-
	242	355

Others	32	(9)
	32	(9)
Total	(1,518)	(4,245)

(i) In July 2017, the U.K. Financial Conduct Authority (FCA), which regulates the London Interbank Offered Rate (‘‘LIBOR’’), announced the effective discontinuation of LIBOR. After June 30, 2023, the FCA will no longer require panel banks to submit quotes for any U.S. dollar LIBOR settings. The Company is currently evaluating the potential impact of the eventual replacement of the LIBOR interest rate.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a.ii)       Effects of derivatives on the income statement and cash flows

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,732	(969)	243	(4,095)
IPCA swap	287	(123)	367	(1,212)
Eurobonds swap	-	38	(154)	(107)
Pre-dollar swap and forward (NDF)	2,189	(146)	1,053	(807)
Libor swap	(14)	-	39	-
	4,194	(1,200)	1,548	(6,221)
Commodities price risk
Base metals products	-	3	(13)	3
Gasoil, Brent and freight	336	540	565	(1,098)
	336	543	552	(1,095)
Others	22	236	30	501
	22	236	30	501
Total	4,552	(421)	2,130	(6,815)

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(42)	(168)	(528)	(248)
IPCA swap	-	-	(97)	1
Eurobonds swap	-	-	(162)	(24)
Pre-dollar swap and forward (NDF)	(27)	42	(450)	(58)
Libor swap	(2)	-	(4)	-
	(71)	(126)	(1,241)	(329)
Commodities price risk
Base metals products	(6)	219	(39)	1,462
Gasoil, Brent and freight	383	(702)	492	(706)
	377	(483)	453	756
Others	-	11	-	307
	-	11	-	307
Total	306	(598)	(788)	734

a.iii) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Net investments hedge	1,072	(632)	221	(3,026)
Thermal Coal Cash flow hedge	(37)	-	(37)	-
Cash flow hedge (Nickel and Palladium)	(157)	(269)	(69)	8

Net investment hedge:

In March 2021, the Company redeemed all its euro bonds (note 19). As a result, the amount of debt designated as a hedge instrument for this investment is R$11,662 (US$2,331 million) as at June 30,2021.

Cash flow hedge (Thermal Coal):

To reduce the volatility of its cash flow as a result of fluctuations in thermal coal prices, in May 2021, the Company implemented a Thermal Coal Revenue Hedge Program. Under this program, hedge transactions were executed through forward contracts to protect a portion of the projected sales of this product at fluctuating prices that is highly probable to occur. Hedge accounting treatment is being given to the program. The contracts are traded over-the-counter and the cash settlement in/out results are offset by the protected items' loss/gain results due to thermal coal price variations. In July 2021 (subsequent event), the Company also implemented a Metallurgical Coal Revenue Hedge program applying the same strategy.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021

Coal Revenue Hedging Program
Call Options	600,000	-	S	108	(48)	-	(10)	16	(48)
Put Options	390,000	-	B	105	(5)	-	(3)	28	(5)
Total					(53)	-	(13)	44	(53)

Cash Flow Hedge (Nickel):

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/ton)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021

Nickel Revenue Hedging Program (i)
Call options	35,120	58,620	S	17,618	(204)	(239)	(43)	50	(204)
Put options	35,120	58,620	B	15,000	15	143	-	5	15
Total					(189)	(96)	(43)	55	(189)

(i) With the hedge structure, the company ensures prices between US$15,000/t and US$17,618/t for the program’s sales volume.

Cash flow hedge (Palladium):

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike (US$/t oz)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021

Palladium Revenue Hedging Program
Call Options	67,362	7,200	S	3,437	(55)	(5)	(2)	15	(55)
Put Options	67,362	7,200	B	2,397	73	1	-	14	73
Total					18	(4)	(2)	29	18

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Protection programs for the R$ and EUR denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Index	Average rate	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021	2022	2023+

CDI vs. US$ fixed rate swap					(1,841)	(2,454)	(155)	213	(130)	(392)	(1,319)
Receivable	R$ 8,841	R$ 9,445	CDI	100.53%
Payable	US$ 2.072	US$ 2.213	Fix	2.57%

TJLP vs. US$ fixed rate swap					(668)	(846)	(136)	42	(114)	(198)	(356)
Receivable	R$ 1,421	R$ 1,651	TJLP +	1.12%
Payable	US$ 390	US$ 460	Fix	3.11%

R$ fixed rate vs. US$ fixed rate swap					308	(575)	(490)	129	48	(132)	392
Receivable	R$ 6,671	R$ 2,512	Fix	3.58%
Payable	US$ 1.265	US$ 621	Fix	-1.60%

IPCA vs. US$ fixed rate swap					(453)	(900)	(352)	45	4	-	(457)
Receivable	R$ 1,617	R$ 2,363	IPCA +	4.54%
Payable	US$ 400	US$ 622	Fix	3.88%

IPCA vs. CDI swap					245	232	-	2	34	211	-
Receivable	R$ 726	R$ 694	IPCA +	6.63%
Payable	R$ 1,350	R$ 550	CDI	98.76%

EUR fixed rate vs. US$ fixed rate swap					-	(6)	(162)	-	-	-	-
Receivable	-	EUR 500	Fix	0.00%
Payable	-	US$ 613	Fix	0.00%

Forward	R$ 7,020	R$ 916	B	5.98	610	(6)	61	115	85	319	206

c) Protection program for Libor floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Index	Average rate	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021	2022	2023+

Libor vs. US$ fixed rate swap					5	(36)	(3)	13	(4)	(3)	12
Receivable	US$ 950	US$ 950	Libor	0.13%
Payable	US$ 950	US$ 950	Fix	0.48%

d) Protection program for product prices and input costs

	Notional			Average	Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2021	December 31, 2020	Bought / Sold	strike (US$/bbl)	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021+

Brent crude oil (bbl)
Call options	4,488,809	13,746,945	B	55	238	478	610	33	238
Put options	4,488,809	13,746,945	S	29	-	(59)	-	-	-

Forward Freight Agreement (days)
Freight forwards (days)	990	1,625	B	23,302	73	22	22	14	73

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value
Flow	June 30, 2021	December 31, 2020	Bought / Sold	Average strike	June 30, 2021	December 31, 2020	June 30, 2021	June 30, 2021	2021+

Option related to a Special Purpose Entity “SPE” (quantity)
Call option	137,751,623	137,751,623	B	3.02	76	95	-	10	76

Embedded derivatives in contracts for the sale of part of its shareholding (quantity)
Put option	1,105,070,863	1,105,070,863	S	4.38	(27)	(100)	-	9	(27)

Embedded Derivative in natural gas purchase agreement (volume/month)
Call options	729,571	746,667	S	233	(18)	-	-	14	(18)

Hedge program for finished products
Nickel forwards	604	-	S	18,147	-	-	1	2	-

Fixed prices sales protection
Nickel forwards	626	-	B	16,341	6	-	4	2	6

Embedded in raw material purchase contract (ton)
Nickel forwards	3,436	1,979	S	17,120	(16)	10	-	9	(16)
Copper forwards	1,247	976	S	9,620	1	2	-	1	1

f) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

- Probable: the probable scenario was defined as the fair value of the derivative instruments as at June 30, 2021

- Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables

- Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

CDI vs. US$ fixed rate swap	R$ depreciation	(1,841)	(4,504)	(7,167)
	US$ interest rate inside Brazil decrease	(1,841)	(1,982)	(2,128)
	Brazilian interest rate increase	(1,841)	(2,009)	(2,184)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(668)	(1,180)	(1,692)
	US$ interest rate inside Brazil decrease	(668)	(685)	(703)
	Brazilian interest rate increase	(668)	(725)	(777)
	TJLP interest rate decrease	(668)	(706)	(745)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	308	(1,229)	(2,766)
	US$ interest rate inside Brazil decrease	308	266	223
	Brazilian interest rate increase	308	94	(106)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(453)	(994)	(1,536)
	US$ interest rate inside Brazil decrease	(453)	(482)	(514)
	Brazilian interest rate increase	(453)	(546)	(637)
	IPCA index decrease	(453)	(507)	(562)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	245	232	219
	IPCA index decrease	245	235	226
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(235)	(226)

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	5	(22)	(48)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	22	48

NDF BRL/USD	R$ depreciation	610	(830)	(2,271)
	US$ interest rate inside Brazil decrease	610	580	549
	Brazilian interest rate increase	610	466	329
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II

Fuel oil protection
Options	Price input decrease	238	90	70
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	(90)	(70)

Forward Freight Agreement
Forwards	Freight price decrease	73	26	(21)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(26)	21

Nickel sales fixed price protection
Forwards	Nickel price decrease	6	(8)	(23)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	8	23

Nickel Revenue Hedging Program
Options	Nickel price increase	(189)	(800)	(1,485)
Protected item: Part of nickel future revenues	Nickel price increase	(189)	800	1,485

Palladium Revenue Hedging Program
Options	Palladium price increase	18	(114)	(280)
Protected item: Part of palladium future revenues	Palladium price increase	18	114	280

Thermal Coal Revenue Hedging Program
Options	Thermal coal price increase	(54)	(199)	(344)
Protected item: Part of thermal coal future revenues	Thermal coal price increase	(54)	199	344

Option - SPCs	SPCs stock value decrease	76	23	2

Instrument	Main risks	Probable	Scenario I	Scenario II

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(16)	(93)	(170)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	1	(14)	(29)
Embedded derivatives - Gas purchase	Pellet price increase	(18)	(42)	(65)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(27)	(304)	(1,437)

g) Financial counterparties’ ratings

The table below presents the ratings published by Moody’s regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions.

	Consolidated
	June 30, 2021		December 31, 2020
	Cash and cash equivalents and short-term investment	Derivatives	Cash and cash equivalents and short-term investment	Derivatives
Aa1	470	-	11,487	188
Aa2	1,921	65	1,884	79
Aa3	3,016	205	8,735	214
A1	20,629	100	14,612	109
A2	22,155	650	20	105
A3	5,172	335	27	188
Baa1	-	-	18	-
Baa2	95	-	8	-
Ba1	-	175	15,516	-
Ba2	12,761	255	21,767	31
Ba3	6,398	65	-	-
Others	417	267	18	131
	73,034	2,117	74,092	1,045

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17.       Financial assets and liabilities

a) Financial instruments classification

	Consolidated
	June 30, 2021				December 31, 2020
	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Financial assets
Current
Cash and cash equivalents (note 19)	68,275	-	-	68,275	70,086	-	-	70,086
Short-term investments (note 19)	-	-	4,759	4,759	-	-	4,006	4,006
Derivative financial instruments (note 16)	-	-	1,069	1,069	-	-	698	698
Accounts receivable (note 9)	11,334	-	13,448	24,782	7,865	-	18,079	25,944
Related parties (note 26)	-	-	-	-	1,009	-	-	1,009
	79,609	-	19,276	98,885	78,960	-	22,783	101,743
Non-current
Judicial deposits (note 23)	6,633	-	-	6,633	6,591	-	-	6,591
Restricted cash	626	-	-	626	197	-	-	197
Derivative financial instruments (note 16)	-	-	1,048	1,048	-	-	347	347
Investments in equity securities	-	5,485	-	5,485	-	3,936	-	3,936
Related parties (note 26)	-	-	-	-	4,791	-	-	4,791
	7,259	5,485	1,048	13,792	11,579	3,936	347	15,862
Total of financial assets	86,868	5,485	20,324	112,677	90,539	3,936	23,130	117,605

Financial liabilities
Current
Suppliers and contractors	18,893	-	-	18,893	17,496	-	-	17,496
Derivative financial instruments (note 16)	-	-	1,023	1,023	-	-	1,712	1,712
Loans, borrowings and leases (note 19)	4,963	-	-	4,963	5,901	-	-	5,901
Dividends payable	133	-	-	133	6,342	-	-	6,342
Liabilities related to the concession grant (note 14)	1,745	-	-	1,745	1,088	-	-	1,088
Related parties (note 26)	941	-	-	941	3,759	-	-	3,759
Other financial liabilities (note 11)	4,026	-	-	4,026	3,347	-	-	3,347
	30,701	-	1,023	31,724	37,933	-	1,712	39,645
Non-current
Derivative financial instruments (note 16)	-	-	2,612	2,612	-	-	3,578	3,578
Loans, borrowings and leases (note 19)	64,380	-	-	64,380	72,187	-	-	72,187
Related parties (note 26)	-	-	-	-	4,655	-	-	4,655
Participative stockholders' debentures (note 18)	-	-	23,447	23,447	-	-	17,737	17,737
Liabilities related to the concession grant (note 14)	9,784	-	-	9,784	10,928	-	-	10,928
Financial guarantees (note 13)	-	-	2,745	2,745	-	-	4,558	4,558
	74,164	-	28,804	102,968	87,770	-	25,873	113,643
Total of financial liabilities	104,865	-	29,827	134,692	125,703	-	27,585	153,288

b) Hierarchy of fair value

	Consolidated
	June 30, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	4,759	-	-	4,759	4,006	-	-	4,006
Derivative financial instruments	-	2,041	76	2,117	-	950	95	1,045
Accounts receivable	-	13,448	-	13,448	-	18,079	-	18,079
Investments in equity securities	5,485	-	-	5,485	3,936	-	-	3,936
Total	10,244	15,489	76	25,809	7,942	19,029	95	27,066

Financial liabilities
Derivative financial instruments	-	3,608	27	3,635	-	5,190	100	5,290
Participative stockholders' debentures	-	23,447	-	23,447	-	17,737	-	17,737
Financial guarantees	-	2,745	-	2,745	-	4,558	-	4,558
Total	-	29,800	27	29,827	-	27,485	100	27,585

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the six-month period ended June 30, 2021.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b.i) Changes in Level 3 assets and liabilities during the period

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2020	95	100
Gain and losses recognized in income statement	(19)	(73)
Balance at June 30, 2021	76	27

c) Fair value of loans and financing

	Consolidated
	June 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	37,259	46,832	38,708	52,100
Eurobonds	-	-	4,783	5,118
Debentures	2,177	2,177	2,577	2,578
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	3,397	3,397	4,470	4,452
R$, with fixed interest	121	124	180	180
Basket of currencies and bonds in US$ indexed to LIBOR	256	268	290	291
Debt contracts in the international market in:
US$, with variable and fixed interest	16,902	17,011	16,759	17,036
Other currencies, with variable interest	52	58	-	-
Other currencies, with fixed interest	553	616	616	698
Total	60,717	70,483	68,383	82,453

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

18.       Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On April 1, 2021, the Company made available for withdrawal as remuneration the amount of R$1,073 (US$193 million) for the second semester of 2020, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website.

To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the quarter. The average price increased from R$45.65 per debenture for the year ended December 31, 2020 to R$60.34 per debenture for the period ended June 30, 2021 (R$29.04 for the period ended June 30, 2020), resulting in an expense of R$1,397 (US$278 million) and R$6,711 (US$1,261 million) recorded in the income statement for the three and six-month periods ended June 30, 2021 (R$1,236 (US$231 million) and R$1,339 (US$280 million) for the three and six-month periods ended June 30, 2020), respectively. As at June 30, 2021 the liability was R$23,447 (US$4,687 million) (R$17,737 (US$3,413 million) as at December 2020).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19.       Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	June 30, 2021	December 31, 2020
Debt contracts in the international markets	55,993	61,787
Debt contracts in Brazil	4,802	7,639
Leases	8,548	8,662
Total of loans, borrowings and leases	69,343	78,088

(-) Cash and cash equivalents	68,275	70,086
(-) Short-term investments	4,759	4,006
Net debt (cash)	(3,691)	3,996

b)      Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being R$16,882 (US$3,375 million) (R$14,805 (US$2,849 million) as at December 31, 2020) denominated in R$, indexed to the CDI, R$49,887 (US$9,973 million) (R$52,979 (US$10,195 million) as at December 31, 2020) denominated in US$ and R$1,506 (US$301 million) (R$2,302 (US$443 million) as at December 31, 2020) denominated in other currencies as at June 30,2021.

c)      Short-term investments

At June 30, 2021, the balance of R$4,759 (US$951 million) (R$4,006 (US$771 million) as at December 31, 2020) is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

d)      Loans, borrowings and leases

i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Quoted in the secondary market:
Bonds	6.01%	-	-	37,256	38,709
Eurobonds		-	-	-	4,783
Debentures	10.48%	250	555	1,891	2,021
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI (ii)	9.29%	640	1,662	1,661	2,808
R$, with fixed interest	2.76%	95	107	30	73
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	165	232	-	58
Debt contracts in the international market in:
US$, with variable and fixed interest	2.26%	1,626	942	15,371	15,817
Other currencies, with variable interest	4.09%	430	-	50	-
Other currencies, with fixed interest	3.35%	60	61	490	555
Accrued charges		780	1,043	-	-
Total		4,046	4,602	56,749	64,824

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at June 30, 2021.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$4,462 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.92% per year in US$.

Future flows of debt payments, principal and interest

	Consolidated
	Principal	Estimated future interest payments (i)
2021	865	1,499
2022	6,273	2,967
2023	1,490	2,779
2024	10,075	2,688
Between 2025 and 2029	10,716	5,042
2030 onwards	30,596	18,212
Total	60,015	33,187

(i) Based on interest rate curves and foreign exchange rates applicable as at June 30, 2021 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Credit and financing lines

The Company has two revolving credit facilities to assist the short-term liquidity management and to enable more efficiency in cash management in the available amount of R$25,010 (US$5,000 million), of which R$10,004 (US$2,000 million) will mature in 2022 and R$15,006 (US$3,000 million) in 2024. As at June 30, 2021, these lines are undrawn.

Funding and payments

In January 2021, the Company contracted the credit line R$1,633 (US$300 million) with The New Development Bank maturing at 2035 and indexed to Libor + 2.49% per year.

In March 2021, the Company redeemed all of its 3.750% bonds due January 2023, in the total amount of R$4,946 (EUR750 million) and for it paid a premium of R$354 (US$63 million), which was recorded as “Expenses with cash tender offer redemption” under the financial results for six-month period ended June 30, 2021

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (LAJIDA) (as defined in note 4(a)) and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2021.

Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	47,010	4,980	17,436	69,426
Additions	-	-	1,633	1,633
Payments (i)	(5,500)	(744)	(1,689)	(7,933)
Interest paid	(437)	(455)	(1,408)	(2,300)
Cash flow from financing activities	(5,937)	(1,199)	(1,464)	(8,600)

Effect of exchange rate	(1,312)	(1,535)	1,019	(1,828)
Interest accretion	342	355	1,100	1,797
Non-cash changes	(970)	(1,180)	2,119	(31)

June 30, 2021	40,103	2,601	18,091	60,795

(i) Includes expenses with the redemption in the amount of R$4,946.

ii) Lease liabilities

	Consolidated
	December 31, 2020	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	June 30, 2021
Ports	3,860	-	(216)	73	(126)	3,591
Vessels	2,770	-	(170)	59	(91)	2,568
Pellets plants	708	200	(9)	16	-	915
Properties	738	16	(130)	11	(23)	612
Energy plants	322	2	(11)	16	(16)	313
Mining equipment and locomotives (iii)	264	291	(27)	13	8	549
Total	8,662	509	(563)	188	(248)	8,548

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and six-month periods ended June 30, 2021 was R$411 and R$591 (R$51 and R$199 for the three and six-month periods ended June 30, 2020), respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 6.

(iii) "Additions and contract modifications" includes the effects arising from the acquisition of NLC in the amount of R$262.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Annual minimum payments

	2021	2022	2023	2024	2025 onwards	Total
Ports	174	315	308	303	4,013	5,113
Vessels	162	317	309	302	2,024	3,114
Pellets plants	223	202	67	67	581	1,140
Properties	121	140	118	110	203	692
Energy plants	17	35	33	29	305	419
Mining equipment and locomotives	54	104	81	75	397	711
Total	751	1,113	916	886	7,523	11,189

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

e) Guarantees

As at June 30, 2021 and December 31, 2020, loans and borrowings are secured by property, plant and equipment in the amount of R$440 (US$88 million) and R$915 (US$176 million), respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

20.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities, including 10 victims still missing, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company has recognized provisions to meet its assumed obligations, individual indemnification to those affected by the event, remediation of the affected areas and compensation to the society. The Company also recognized a provision for de-characterization of the dams. Below are the changes in during the current period:

	Consolidated
	December 31, 2020		Impact on the income statement		Present value adjustment		Disbursements (ii)		June 30, 2021
Global Settlement for Brumadinho	20,726		-		(470)		(142)		20,114
Provision for individual indemnification and other commitments	3,048		-		(36)		(660)		2,352
Liabilities related to Brumadinho	23,774	-	-	-	(506)	-	(802)	-	22,466

De-characterization of dams	11,897		-		(244)		(875)		10,778
Incurred expenses (i)	-		1,590		-		(1,590)		-
	35,671		1,590		(750)		(3,267)		33,244

(i) The Company has incurred expenses, which have been recognized straight to the income statement, in relation to communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. For the three and six-month periods ended June 30, of 2021, the Company incurred expenses in the amount of R$953 and R$1,590, respectively (R$585 and R$1,293 for the three and six-month periods ended June 30, 2020).

(ii) Disbursement is presented net of the judicial deposits utilization.

a) Global Settlement for Brumadinho

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021 and the res judicata was drawn up on April 7, 2021.

With the Global Settlement, the requests contained in public civil actions regarding the socio-environmental and socioeconomic collective damages caused by the dam rupture were substantially resolved and the parameters for the reparation and compensation of said damages were established. As a result, the Company recorded an additional provision as at December 31, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The provision is discounted at presented value using an observable rate that reflects the current market assessments of the time value of money and the risks specific to the liability at the reporting date. During the current year, the discount rate applied on the provisions for the Global Settlement, individual indemnification and other commitments, has increased from 2.0% at December 31, 2020 to 3.7% at June 30, 2021.

Based on the present value of the projected cash outflows, the provision related to Global Settlement is detailed as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Cash settlement obligation, net of judicial deposits	11,905	12,172
Provision for socio-economic reparation and others	4,267	4,468
Provision for social and environmental reparation	3,942	4,086
	20,114	20,726

	June 30, 2021	December 31, 2020
Current liabilities	9,784	8,110
Non-current liabilities	10,330	12,616
Liabilities	20,114	20,726

(a.i) Cash settlement obligation

The cash settlement obligation relates to the socio-economic reparation and socio-environmental compensation projects that will be carried out or managed directly by the State of Minas Gerais and Institutions of Justice, mainly aiming to develop the urban mobility program and strengthening public service programs, as well as other projects that will be proposed by the affected population. In addition, resources will be used in a program of income transfer to those affected by the event, which will be carried out by Institutions of Justice. Of the total amount, R$4,400 (US$880 million) relates to the income transfer program that will be fully paid in 2021. The remaining amount of R$7,505 (US$1,500 million) is the present value of the semiannual fixed payments obligation, which will last 5 years on average.

(a.ii) Provision for socio-economic reparation and others

The Global Settlement includes remediation projects for Brumadinho and other affected municipalities of the Paraopeba basin. The socioeconomic reparation actions aims to strengthen the productive activities of the affected region, through measures for greater economic diversification of the municipality of Brumadinho, reducing its historical dependence on mining, and, for the rest of the Basin, finding ways to support the transformation of the economy of the impacted municipalities. These projects will be carried out directly by the Company for an average period of 3 years.

The estimated amounts for the project execution, although set in the agreement, may vary since the implementation of those projects are Vale's responsibility and changes against the original budget may result in changes in provision in future reporting periods.

(a.iii) Provision for social and environmental reparation

The Global Settlement establishes the rule for the development of the environmental reparation plan, and projects for the compensation of environmental damage already known. These measures aim to repair the damage caused, restore the ecosystems disruption, restore local infrastructure, repair social and economic losses, recover affected areas and repair the loss of memory and cultural heritage caused by the dam rupture. It also includes several actions to clean up the affected areas and improvements to the water catchment system along the Paraopeba River and other water collection points near the affected area. These measures and compensation projects will be carried out directly by the Company for an average period of 5 years.

The estimated amount to carry out the environmental recovery actions is part of the Global Settlement. However, it has no cap due to the Company's legal obligation to fully repair the environmental damage caused by the dam rupture. Therefore, this provision may change in the future depending on several factors that are not under the control of the Company.

b) Provision for individual indemnification and other commitments

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s Dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations (“UN”). As at June 30, 2021, the provision recorded is R$789 (US$158 million) (R$930 (US$179 million) as at December 31, 2020).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

In addition to the Global Settlement, the Company has been working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I. As at June 30, 2021, the provision recorded is R$1,262 (US$252 million) (R$1,387 (US$267 million) as at December 31, 2020).

In addition, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$250 (US$50 million). The Company signed an agreement with IBAMA, of which R$150 (US$30 million) will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and R$100 (US$20 million) will be used in basic sanitation programs in the state of Minas Gerais.

c) De-characterization of other dams in Brazil

Following the Brumadinho Dam rupture, the Company has decided to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. The observable rate applied to the provision for the de-characterization of dams, increased from 3.5% at December 31, 2020 to 4.4% at June 30, 2021. The Company has a total provision to comply with these assumed obligations in the amount of R$10,778 (US$2,155 million) at June 30, 2021 (R$11,897 (US$2,289 million) as at December 31, 2020).

(c.i) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$426 (US$80 million) and R$1,046 (US$193 million) for the three and six-months periods ended June 30,2021 (R$557 (US$104 million) and R$1,279 (US$267 million) for the three and six-months periods ended June 30, 2020), respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

d) Contingencies and other legal matters

(d.i) Requests for fines or forfeit of assets

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of R$26,7 billion (US$5,1 billion) from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020. This claim was extinguished with the Global Settlement.

In other proceeding, in May 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. Vale was not required to present any guarantees of R$7,9 billion (US$1,4 billion) based on a judicial decision. The Company believes that the likelihood of loss is remote. In January 2021, the Comptroller General of the State of Minas Gerais (“CGE”) notified Vale to present it defense against the Administrative Liability Proceeding (“PAR”) initiated based on the same article. Vale presented its defense in March 2021, and filed a writ of mandamus in the face of the establishment of this PAR, which had the injunction granted to suspend the proceeding of the PAR.

In October 2020, the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG. As this is a discretionary procedure from the CGU, the Company estimates its likelihood of a loss during the administrative phase as possible, but it reaffirms its assessment of loss as remote in the annulment lawsuit to be instituted against any decision by CGU, if necessary.

(d.ii) U.S. Securities putative class action suit

Vale is defending itself in a putative class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego de Feijão mine and the adequacy of the related programs and procedures.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and the fact Discovery was expected to be concluded by June 2021. However, due to the pandemic, the fact Discovery term has been extended to be concluded by March 2022, the fact Discovery is currently ongoing. In parallel, in February 2021 the Plaintiff filed a motion for class certification, which we opposed on April, 2021. On June, 2021 a Reply was filed by the Plaintiff and rebuttal expert reports were filed by the parties. A decision by the Court on the motion for class certification is expected to be issued in the upcoming weeks.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial stage of this putative class action, it is not possible at this time to reliably estimate the amount of a potential loss.

(d.iii) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 166 minority shareholders, (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders, and (iii) one arbitration filed by foreign investment funds.

In the three proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible.

Specifically, in the proceeding filed by foreign funds, the Claimants estimated the amount of the alleged losses at approximately R$1,800 (US$346 million). However, the Company disagrees with the estimated losses alleged by the foreign funds and believes that the likelihood of loss is remote based on the current status of the proceeding.

(d.iv) Investigations by the CVM and the Securities and Exchange Commission (“SEC”)

The Company is cooperating with the CVM and the SEC by providing documents and other information related to the Dam I rupture in connection with ongoing investigations by both agencies. These investigations relate to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The CVM and SEC investigations may result in the application of fines and administrative penalties either through negotiated resolutions or court proceedings.

(d.v) Criminal proceedings and investigations

In January 2020, the MPMG brought criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes. These charges were accepted by the state criminal judge in the city of Brumadinho on February 14, 2020, and a criminal proceeding against these individuals and Vale is ongoing. Vale intends to vigorously defend itself against the criminal claims, and the Company cannot estimate when a decision on this criminal proceeding will be issued. The criminal action is currently suspended while the MPMG organizes the relevant documents to enable defendants to defend themselves properly.

(d.vi) Labor Collective Civil Action

In 2021, public civil actions were filed by a labor union in the Labor Court of Betim in the Brazilian State of Minas Gerais, claiming the indemnification payment for death damage to each direct and outsourced employee who has died due to the Dam I rupture. They are claiming to represent 246 workers and have requested indemnification payments ranging between R$1.5 (US$300 thousand) and R$3 (US$600 thousand) to each fatal victim. There has been an initial decision condemning Vale to pay R$1 (US$200 thousand) per each direct employees (131 fatal victims). Vale is defending itself against these actions and believes that, despite the lack of provision in the Brazilian legal framework, the likelihood of loss is deemed possible.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Insurance and financial guarantees

(e.i) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

(e.ii) Financial guarantees

In April 2021, the financial guarantees related to the Brumadinho event were released, due the Global Settlement. As at December 31, 2020, the Company had financial guarantees in the amount of R$5,843 (US$1,124 million).

21.       Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (Samarco) failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The rupture resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco, Vale and BHPB created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam rupture. The creation of Fundação Renova was provided for under the agreement for settlement and conduct adjustment (the ‘‘Framework Agreement’’) signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the ‘‘June 2018 Agreement’’). Under the Framework Agreement, the June 2018 Agreement and Renova’s by-laws, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements Under the Framework Agreement.

On April 9, 2021, Samarco announced the request for Judicial Reorganization (“RJ”) was filed with the Minas Gerais Court to renegotiate its debt, which is held by bondholders abroad. The purpose of RJ is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

The RJ does not affect Samarco's obligation to remediate and compensate the impacts of the Fundão tailings dam failure. However, as Samarco began the gradual resumption of operations in December 2020, it is not yet possible to reliably estimate when Samarco will generate cash to comply with its assumed obligation in the TTAC. Thus, the liability recorded by Vale on June 30, 2021 does not consider Samarco's potential cash flows generation. Therefore, the RJ did not have any additional impact on these interim financial statements.

In addition, the Company has a provision of R$1,123 (US$225 million) (R$1,148 (US$ 221 million) as at December 31, 2020) for the de-characterization of the Germano dam.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Movements during the period

	Consolidated
	2021	2020
Balance at January 1,	10,782	6,853
Provision	2,820	2,939
Disbursements	(743)	(852)
Present value valuation	(396)	198
Balance at June 30,	12,463	9,138

	June 30, 2021	December 31, 2020
Current liabilities	7,339	4,554
Non-current liabilities	5,124	6,228
Liabilities	12,463	10,782

Renova Foundation

During the second quarter of 2021, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs mainly due recent judicial decisions increasing the scope of some TTAC programs. The periodic review, resulted in an additional provision of R$2,820 (US$560 million), which corresponds to its portion of the responsibility to support the Renova Foundation.

Samarco’s working capital

In addition to the provision, Vale S.A. made available R$113 (US$21 million) during the first quarter of 2021 (2020: R$246 (US$56 million)), which was fully used to fund Samarco’s working capital. This expense was recognized as “Equity results and other results in associates and joint ventures”. No amount was made available during the three-month period ended June 30, 2021 (2020: R$116 (US$20 million)) Vale S.A. may provide an additional short-term credit facility up to R$320 (US$64 million) in 2021.

Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

(i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Prosecutors ("MPF")

The Framework Agreement (‘TAC-Gov”) considers the renegotiation of the Renova Foundation's reparation programs depending on the results of the studies carried out by the experts. The negotiations started in April 2021 and a letter of principles was signed in June 2021 by Vale, BHP and Samarco with the representatives of the government and various justice institutions. Based on terms set on this letter, there has been a request from the MPF to a new suspension of the proceedings for 120 days in order to continue the extrajudicial negotiation.

In March 2021, a new incidental proceeding (“Eixo Prioritário”) was initiated, at the request of the Federal Attorney General’s Office (“AGU”), with the purpose of discuss a restructure on Renova Foundation's organizational management structure, the “Eixo Prioritário 13”. There was granted an injunction for an expert procedure and diagnosis report to be made at the Renova Foundation, in particular of its governance mechanisms. The companies filed a motion for clarification, arguing that, in order to remedy the alleged inefficiency of the governance system that permeates the reparation, it is appropriate to expand the scope of the expert's analysis, to consider the entire management structure of such measures, created with the TTAC, and requesting that the expert also assess the external management carried out by the Interfederative Committee (“CIF”) in the scope of the preliminary diagnosis.

The “Eixo Prioritário 7”, which relates to the individual compensation of Renova Foundation, has a risk in relation to decisions that could be decided in favor to the claims to include new categories of professional damages and new areas. Depending on the outcome of these proceedings, the provision recorded by the Company may have a material impact in future reporting periods.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(ii) Class Action in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a potential collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws, which was dismissed without prejudice, in June 2019. In December 2019 the plaintiffs filed a Notice of Appeal to the NY Court of Appeals.

In January 2021, it was held a hearing before the Second Circuit of the New York State Court of Appeals. In March 2021 the Second Circuit denied the plaintiff’s appeal. This decision became res judicata in June 2021, since no further appeal has been filed by the Plaintiff. Thus, the case is closed and should be filed by the Court.

(iii) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. In June 2021, the Company filed an appeal with the Superior Court of Justice against the decision of the Federal Regional Court of the 1st Region that did not decided in favor of Vale. In July 2021, the Federal Prosecutor filed an appeal with the Federal Regional Court of the 1st Region, against the judge's decision that rejected the resumption of the procedural instruction, requesting the review of the decision. The Company cannot estimate when a final decision on the case will be issued.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. For the period ended June 30, 2021, the Company received payments in the amount of R$181 (US$33 million), and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

22.        Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Payroll, related charges and other remunerations	3,461	4,560	-	-
Onerous contracts	265	302	4,211	4,360
Environmental obligations	473	533	1,069	1,038
Asset retirement obligations (i)	509	516	19,882	21,413
Provision related to VNC sale (note 12)	-	2,598	-	-
Provisions for litigation (note 23)	514	455	5,370	5,216
Employee postretirement obligations (note 24)	558	534	9,501	11,802
Provisions	5,780	9,498	40,033	43,829

(i) The Company has issued letters of credit and surety bonds for R$3,106 as at June 30, 2021 in connection with the Asset retirement obligations for its Base Metals operations.

23.       Litigations

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations. The main litigations refer to:

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on stockholders’ equity (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at June 30, 2021 is R$2,210 (US$442 million) (R$2,197 (US$423 million) as at December 31, 2020). This proceeding is guaranteed by a judicial deposit in the amount of R$2,546 (US$509 million) recorded at June 30, 2021 (R$2,529 (US$487 million) as at December 31, 2020).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,520	1,354	1,741	56	5,671
Additions and reversals, net	(8)	-	240	2	234
Payments	-	(87)	(146)	(21)	(254)
Acquisition of NLC (note 12)	-	6	23	-	29
Indexation and interest	16	53	133	2	204
Balance at June 30 2021	2,528	1,326	1,991	39	5,884
Current liabilities	42	86	385	1	514
Non-current liabilities	2,486	1,240	1,606	38	5,370
	2,528	1,326	1,991	39	5,884

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,804	1,213	1,835	43	5,895
Additions and reversals, net	95	153	68	10	326
Payments	(58)	(51)	(167)	-	(276)
Indexation and interest	65	77	60	3	205
Translation adjustment	107	8	-	-	115
Balance at June 30, 2020	3,013	1,400	1,796	56	6,265
Current liabilities	40	76	343	2	461
Non-current liabilities	2,973	1,324	1,453	54	5,804
	3,013	1,400	1,796	56	6,265

b) Contingent liabilities

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is not considered remote are presented by nature as follows:

	Consolidated
	June 30, 2021	December 31, 2020
Tax litigations	40,850	35,914
Civil litigations	8,222	7,005
Labor litigations	2,863	2,926
Environmental litigations	5,031	4,717
Total	56,966	50,562

The contingent liabilities related to the Brumadinho event and Samarco are not presented above. Further information is presented in notes 20 and 21.

As reported in the annual financial statements for 2020, the Company is party in several actions and the main updates on contingent liabilities since then, are discussed as follows:

(b.i) Assessments regarding the disallowance of JCP:

In February 2021 Vale was assessed for collection of corporate income tax (IRPJ, CSLL) and penalties regarding the disallowance of the JCP expenses deducted from the 2017 taxable income, in the amount of R$3,426 (US$685 million). There was also a reduction in tax losses, with the corresponding tax impact of R$698 (US$140 million) in June 30,2021. The Company had filed an administrative appeal and a decision is pending. As at June 30, 2021, the likelihood of loss is possible.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(b.ii) Proceeding related to income tax paid abroad:

In March 2021, Vale was assessed for the collection of R$2,171 (US$434 million) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal and a decision is pending. As at June 30, 2021, the likelihood of loss is possible.

c) Judicial deposits

	Consolidated
	June 30, 2021	December 31, 2020
Tax litigations	5,261	5,132
Civil litigations	413	441
Labor litigations	842	924
Environmental litigations	117	94
Total	6,633	6,591

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$11.8 billion (US$2.4 billion) in guarantees for its lawsuits.

e) ICMS included in PIS and COFINS computation tax base

Vale has been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings filed before March, 2017. In one of the proceedings includes refers to the taxable events from March 2012 onwards and has a definitive favorable decision (res judicata). This proceeding gave rise to the recognition of a gain in the amount of R$313 (US$63 million) in the income statement for the year ended December 31, 2020. This amount was calculated based on the thesis that the collected ICMS was supposed to be excluded from the contribution basis. With the definition of the subject by Federal Supreme Court in the leading case (RE 574.706), which is binding to all taxpayers, and has determined that the ICMS to be excluded shall be the amount stated in the invoices, the Company recognized an additional gain of R$146 (US$29 million) for the three-month period ended June 30,2021.

The other proceeding, which covers the taxable events occurred between December 2001 and February 2012, resulted in a gain of R$808 (US$162 million) for the three-month period ended June 30, 2021, due to the favorable decision to the Company, in accordance to the recent decision of the Federal Supreme Court about the referred leading case.

24.       Employee benefits

a) Long-term incentive programs

For the long-term awarding of eligible executives, the Company compensation plans includes Matching program and Performance Share Unit program (“PSU”), with three years-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep it employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive. It should be noted that, although a specific custodian of the shares is defined by Vale, the share initially purchased by the executives have no restriction and can be sold at any time. However, if it’s done before the end of the three-year-vesting period, they would lose its right of receiving the related award to be paid by Vale.

Performance Shares Units

For PSU program, the eligible executives have the opportunity to receive during a three year-vesting cycle, an award equivalent to the market value of a determined number of common shares depending on the to Vale’s performance factor, which is measured based on indicators of the total return to the shareholders (“TSR”) and Environmental, Social, and Governance (“ESG”). It is comprised by 80% of TSR metrics and 20% of ESG indicators.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

At the Annual and Extraordinary Shareholders' Meeting ("AGOE") held on April 30, 2021, the Company's shareholders approved changes in the PSU program to be implemented as from the 2021 grant, consisting of (i) a change in the payment of the program award, which will be paid with common shares of the Company, and (ii) additional payment at the end of each cycle based on the remuneration that will be paid by Vale to its stockholders during the cycle.

b) Modification altering manner of settlement

Both programs were classified as “cash-settled” due to the PSU requirements and the Company’s settlement practice for the Matching program and, therefore, presented as a liability. However, the decision taken at the AGOE (“modification date”) demonstrates the Company's declared intention to change the form of liquidation of the programs. As a result, those programs were modified to become “equity-settled” and were remeasured at the modification-date fair value.

Fair value at modification date

The fair value of the Matching program was estimated using the Company’s stock price and ADR at the modification date, which was R$109.02 and US$20.12 per share, respectively. The number of shares granted for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively. The fair value of the program will be expensed on a straight-line basis over the three-year required service period, net of estimated forfeitures.

For the PSU, the program was measured using Monte Carlo simulations to estimate the TSR indicator and ESG indicators. The assumptions used in the Monte Carlo simulation to estimate the fair value of the TSR indicator are shown below:

PSU	2021
Granted shares	1,474,723
Date shares were granted	04/30/2021
VALE (BRL)	109.02
VALE ON (USD)	20.12
Expected volatility	39.00%p.y.
Expected dividend yield (i)	3.18%p.y.
Expected term (in years)	3
Expected value of the total shareholder return (TSR)	51.20%
Expected value of the performance factor (Total)	60.96%

(i) Source: Bloomberg 04/30/2021

Reclassification from cash-settled to equity-settled

Matching	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense	June 30, 2021
Liability	164	23	(187)	-		-
Stockholders' equity	-	-	187	187	25	212
Net income	-	(23)	-	(23)	(25)	(48)

PSU	April 30, 2021	Remeasurement	Reclassification	May 1, 2021	Expense	June 30, 2021
Liability	16	(5)	(11)	-		-
Stockholders' equity	-	-	11	11	6	17
Net income	-	5	-	5	(6)	(1)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	June 30, 2021			December 31, 2020
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(15,921)	(22,209)	(8,340)	(16,138)	(24,073)	(9,007)
Fair value of assets	20,234	20,490	-	20,626	20,744	-
Effect of the asset ceiling	(4,313)	-	-	(4,488)	-	-
Liabilities	-	(1,719)	(8,340)	-	(3,329)	(9,007)

Current liabilities	-	(204)	(354)	-	(204)	(499)
Non-current liabilities	-	(1,515)	(7,986)	-	(3,125)	(8,508)
Liabilities	-	(1,719)	(8,340)	-	(3,329)	(9,007)

25.	Stockholders’ equity

a) Share capital

As at June 30, 2021, the share capital was R$77,300 (US$61,614 million) corresponding to 5,284,474,782 shares issued and fully paid without par value.

	June 30, 2021
Stockholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,904,734,340	-	1,904,734,340
Previ	447,780,782	-	447,780,782
Capital World Investors	302,201,922	-	302,201,922
Capital Research Global Investors	294,934,543	-	294,934,543
Bradespar	293,907,266	-	293,907,266
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	279,562,772	-	279,562,772
Others	3,132,978,884	-	3,132,978,884
Golden shares	-	12	12
Total outstanding (without shares in treasury)	5,037,713,224	12	5,037,713,236
Shares in treasury	246,761,546	-	246,761,546
Total capital	5,284,474,770	12	5,284,474,782

The information presented above is based on the communications provided by the stockholders in connection with the Instruction 358 issued by the Brazilian Securities and Exchange Commission ("CVM").

b) Share buyback program

On April 1, 2021, the Board of Directors approved a share buyback program for Vale’s common share which will be limited to a maximum of 270,000,000 common shares, and their respective ADRs, representing up to 5.3% of the total number of outstanding shares. The program will be carried out over up to a 12-month period and the repurchased shares will be cancelled after the expiration of the program or utilized on the executive compensation programs (note 24). The shares have been acquired in the stock market based on regular trading conditions. Until June 30, 2021, the Company acquired 93,088,200 common shares at an average cost of R$111.79 (US$21.52) per share, which represents a total amount of RS$10,407 (US$2,004 million).

c) Treasury shares

The Company utilized 890,482 and 1,628,485 units from its treasury shares, for the share-based payment program of its executives (note 24), corresponding to R$37 (US$7 million) and R$68 (US$14 million) recognized as “Treasury shares utilized in the period” in the Statement of Changes in Equity, for the periods ended June 30, 2021 and 2020, respectively.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Stockholder’s remuneration

On February 25, 2021, based on the Company’s dividends policy, the Board of Directors approved the stockholder’s remuneration in the amount of R$21,866 (US$3,972 million), equivalent to R$4.262386983 per share, which was fully paid on March 15, 2021. Of the total amount, R$4,288 (US$762 million) was in the form of interest on stockholders’ equity and R$17,578 (3,122 million) in the form of dividends.

On June 17, 2021, the Board of Directors approved an additional stockholder’s remuneration in the total amount of R$11,046 (US$2,200 million), equivalent to R$2.177096137 per share, which was fully paid on June 30, 2021. Of the total amount, R$3,634 (US$724 million) relates to the anticipation of the 2021 year-end result and R$7,412 (US$1,476 million) was paid from the balance on the Company’s profit reserves.

26.       Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

In June 2021, the Company concluded the transaction for the acquisition of the interests held by Mitsui (related party) in Vale Moçambique and Nacala Logistics Corridor. (note 12).

a) Transactions with related parties

	Consolidated
	Three-month period ended June 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	948	357	316	1,621	370	303	296	969
Cost and operating expenses	(789)	(21)	-	(810)	(1,411)	(25)	-	(1,436)
Financial result	(115)	(5)	708	588	43	(8)	(61)	(26)

	Consolidated
	Six-month period ended June 30,
	2021				2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Net operating revenue	1,836	683	611	3,130	678	577	438	1,693
Cost and operating expenses	(1,756)	(50)	-	(1,806)	(2,612)	(53)	-	(2,665)
Financial result	(43)	(7)	(2,244)	(2,294)	76	16	(167)	(75)

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistics costs for using the Nacala Logistics Corridor, which has been consolidated since June 2021 as described in note 12.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Outstanding balances with related parties

	Consolidated
	June 30, 2021				December 31, 2020
	Joint Ventures	Associates	Stockholders	Total	Joint Ventures	Associates	Stockholders	Total
Assets
Cash and cash equivalents (i)	-	-	6,763	6,763	-	-	10,820	10,820
Accounts receivable	875	142	10	1,027	565	236	11	812
Dividends receivable	129	-	-	129	101		-	101
Loans (ii)	-	-	-	-	5,800	-	-	5,800
Derivatives financial instruments (i)	-	-	559	559	-	-	12	12
Other assets	188	17	-	205	354	8	-	362
				-
Liabilities				-
Supplier and contractors	784	22	115	921	627	54	181	862
Loans (ii)	-	-	-	-	-	7,192	4,907	12,099
Derivatives financial instruments (i)	-	-	1,191	1,191	-	-	1,255	1,255
Other liabilities	941	603	-	1,544	1,222	248	-	1,470

(i) Refers to regular financial instruments with large financial institutions that are deemed related parties.

(ii) Refers to loans settled upon completion of the acquisition of NLC (note 12).

27.       Select notes to Parent Company information (individual interim information)

a)       Other financial assets and liabilities

	Parent company
	Current		Non-Current
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Other financial assets
Restricted cash	-	-	356	20
Derivative financial instruments	535	37	1,016	338
Investments in equity securities	-	-	4,795	3,438
Related parties - Loans	-	-	42	42
	535	37	6,209	3,838
Other financial liabilities
Derivative financial instruments	696	1,166	2,156	3,076
Related parties - Loans	3,369	2,484	75,076	88,908
Financial guarantees	-	-	2,746	4,558
Liabilities related to the concession grant	1,748	1,088	9,784	10,928
Advance receipts	23	9	-	-
	5,836	4,747	89,762	107,470

b)        Investments

	Parent company
	2021	2020
Balance as January 1st,	181,319	144,594
Additions and Capitalizations	521	1,341
Translation adjustment	(14,349)	36,445
Equity results and others results from subsidiaries	23,199	(5)
Equity results and other results in associates and joint ventures	387	(293)
Equity results in statement of comprehensive income	1,889	(1,157)
Equity results in statement of non controlling	(1,666)	-
Dividends declared	(1,439)	(839)
Merger (i)	(3,436)	(2,105)
Others	(1,041)	566
Balance at June 30,	185,384	178,547

(i) In 2021, refers to the merger of the spun-off net assets of Minerações Brasileiras Reunidas S.A., and the wholly owned subsidiaries Valesul Alumínio S.A. and Companhia Paulista de Ferro-Ligas, all approved at the Extraordinary General Meeting held on April 30, 2021. In 2020, refers to the merger of the wholly owned subsidiary Ferrous Resources do Brasil S.A., approved at the Extraordinary General Meeting held on April 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)        Intangibles

	Parent company
	Concessions	Contract right	Software	Total
Balance at December 31, 2020	28,015	-	228	28,243
Additions	306	-	68	374
Disposals	(30)	-	-	(30)
Amortization	(585)	-	(39)	(624)
Balance at June 30, 2021	27,706	-	257	27,963
Cost	33,396	-	2,691	36,087
Accumulated amortization	(5,690)	-	(2,434)	(8,124)
Balance at June 30, 2021	27,706	-	257	27,963

	Parent company
	Concessions	Contract right	Software	Total
Balance at December 31, 2019	15,993	99	179	16,271
Additions	370	-	31	401
Disposals	(18)	-	-	(18)
Amortization	(451)	(3)	(29)	(483)
Merger of Ferrous	-	-	5	5
Balance at June 30, 2020	15,894	96	186	16,176
Cost	20,767	223	2,559	23,549
Accumulated amortization	(4,873)	(127)	(2,373)	(7,373)
Balance at June 30, 2020	15,894	96	186	16,176

d)        Property, plant and equipment

	Parent company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2020	28,299	30,567	10,232	9,016	12,713	2,115	7,065	11,331	111,338
Additions (i)	-	-	-	-	-	201	-	6,656	6,857
Disposals	-	(9)	(16)	-	(8)	(923)	(3)	(99)	(1,058)
Assets retirement obligation	-	-	-	(326)	-	-	-	-	(326)
Depreciation, amortization and depletion	(699)	(814)	(754)	(359)	(398)	(133)	(540)	-	(3,697)
Merger of MBR	434	293	277	641	25	-	104	1,226	3,000
Transfers	267	714	1,220	409	274	-	572	(3,456)	-
Balance at June 30, 2021	28,301	30,751	10,959	9,381	12,606	1,260	7,198	15,658	116,114
Cost	39,935	43,646	21,935	13,124	19,505	2,051	16,355	15,658	172,209
Accumulated depreciation	(11,634)	(12,895)	(10,976)	(3,743)	(6,899)	(791)	(9,157)	-	(56,095)
Balance at June 30, 2021	28,301	30,751	10,959	9,381	12,606	1,260	7,198	15,658	116,114

	Parent company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	28,352	30,219	10,213	7,153	12,766	2,114	6,840	8,218	105,875
Additions (i)	-	-	-	-	-	133	-	4,348	4,481
Disposals	(6)	(10)	(5)	(17)	(4)	-	(4)	(71)	(117)
Assets retirement obligation	-	-	-	(250)	-	-	-	-	(250)
Depreciation, amortization and depletion	(571)	(1,047)	(698)	(246)	(459)	(173)	(491)	-	(3,685)
Merger of Ferrous	680	325	73	990	-	2	6	(136)	1,940
Transfers	387	698	512	1,159	427	-	547	(3,730)	-
Balance at June 30, 2020	28,842	30,185	10,095	8,789	12,730	2,076	6,898	8,629	108,244
Cost	37,419	40,453	19,183	11,614	18,763	2,557	15,217	8,629	153,835
Accumulated depreciation	(8,577)	(10,268)	(9,088)	(2,825)	(6,033)	(481)	(8,319)	-	(45,591)
Balance at June 30, 2020	28,842	30,185	10,095	8,789	12,730	2,076	6,898	8,629	108,244

(i) Includes capitalized borrowing costs.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e)        Loans and borrowings

		Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Quoted in the secondary market:
Bonds	6.01%	-	-	2,603	2,704
Eurobonds		-	-	-	4,783
Debentures	10.48%	250	555	1,891	2,021
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.29%	640	1,203	1,661	2,808
R$, with fixed interest	2.76%	79	84	31	71
Basket of currencies and bonds in US$ indexed to LIBOR	2.32%	168	232	-	58
Debt contracts in the international market in:
US$, with variable interest	2.26%	626	871	8,266	7,405
Others, with variable interest	4.09%	432	-	51	-
Accrued charges		155	369	-	-
Total		2,350	3,314	14,503	19,850

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at June 30, 2021.

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2021	851
2022	3,438
2023	1,422
2024	5,003
Between 2025 and 2029	1,879
2030 onwards	4,105
16,698

Reconciliation of debt to cash flows arising from financing activities

	Parent company
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2020	10,396	4,471	8,297	23,164
Additions	-	-	1,633	1,633
Repayments	(5,328)	(1,449)	(571)	(7,348)
Interest paid	(592)	(210)	(67)	(869)
Cash flow from financing activities	(5,920)	(1,659)	995	(6,584)

Effect of exchange rate	(15)	(361)	68	(308)
Interest accretion	396	140	45	581
Non-cash changes	381	(221)	113	273

June 30, 2021	4,857	2,591	9,405	16,853

f)        Provisions

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Payroll, related charges and other remunerations	2,523	3,154	-	-
Environmental obligations	400	419	798	583
Asset retirement obligations	335	323	5,216	4,405
Provisions for litigation	509	455	5,113	4,782
Employee postretirement obligations	281	255	3,265	3,246
Provisions	4,048	4,606	14,392	13,016

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

g)        Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2020	2,410	1,090	1,687	50	5,237
Additions and reversals, net	(7)	(4)	238	3	230
Payments	-	(86)	(136)	(19)	(241)
Indexation and interest	16	38	129	2	185
Merger (note 12)	79	125	4	3	211
Balance at June 30, 2021	2,498	1,163	1,922	39	5,622
Current liabilities	43	81	384	1	509
Non-current liabilities	2,455	1,082	1,538	38	5,113
	2,498	1,163	1,922	39	5,622

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,325	1,004	1,734	39	5,102
Additions and reversals, net	87	42	75	7	211
Payments	(56)	(30)	(158)	-	(244)
Indexation and interest	41	61	62	3	167
Merger of Ferrous	1	3	3	2	9
Balance at June 30, 2020	2,398	1,080	1,716	51	5,245
Current liabilities	40	76	343	2	461
Non-current liabilities	2,358	1,004	1,373	49	4,784
	2,398	1,080	1,716	51	5,245

h)        Contingent liabilities

	Parent company
	June 30, 2021	December 31, 2020
Tax litigations	39,803	32,902
Civil litigations	6,713	5,522
Labor litigations	2,776	2,846
Environmental litigations	4,143	3,837
Total	53,435	45,107

i)        Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Six-month period ended June 30,
	2021	2020
Income before income taxes	88,498	3,334
Income taxes at statutory rates - 34%	(30,089)	(1,134)
Adjustments that affect the basis of taxes:
Tax incentives	8,219	2,011
Equity results	8,022	(101)
Others	(3,991)	2,163
Income taxes	(17,839)	2,939

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 28, 2021		Head of Investor Relations